As filed with the Securities and Exchange Commission on April 21, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OCZ TECHNOLOGY GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	04-3651093
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification Number)

6373 San Ignacio Avenue
San Jose, California	95119
(Address of Principal Executive Offices)	(Zip Code)
Registrant’s telephone number, including area code: (408) 733-8400

Securities to be registered pursuant to Section 12(b) of the Act:
NONE
Securities to be registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on which
to be so Registered	Each Class is to be Registered

Common Stock, $0.001 par value per share	OTC Bulletin Board (OTCBB)
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

Item 1. Business
Item 1A. Risk Factors
Item 2. Financial Information
Item 3. Properties
Item 4. Security Ownership of Certain Beneficial Owners and Management
Item 5. Directors and Officers
Item 6. Executive Compensation
Item 7. Certain Relationships and Related Transactions, and Director Independence
Item 8. Legal Proceedings
Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters
Item 10. Recent Sales of Unregistered Securities
Item 11. Description of Capital Stock
Item 12. Indemnification of Directors and Officers
Item 13. Financial Statements and Supplementary Data
Item 14 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
Item 15. Financial Statements and Exhibits
SIGNATURES
EXHIBIT INDEX
EX-2.1
EX-2.2
EX-3.1
EX-3.2
EX-4.1
EX-10.1
EX-10.2
EX-10.3
EX-10.4
EX-10.5
EX-10.6
EX-10.7
EX-10.8
EX-10.9
EX-10.10
EX-10.11
EX-10.12
EX-10.13
EX-10.14
EX-21

Item 1. Business.
General
          OCZ Technology Group, Inc., a Delaware corporation (“OCZ”) was formed in 2002. OCZ has two subsidiaries, OCZ Canada, Inc., a Canadian corporation, and OCZ Technology Ireland Limited, an Irish corporation. Unless the context requires otherwise, references in this document to “us” or “we” are to OCZ on a consolidated basis.
          We are filing this Form 10 on a voluntary basis in order to become a Section 12(g) registered company under the Securities Exchange of 1934, as amended, or the “Exchange Act.”
Overview
          We design, develop, manufacture and distribute high performance components for computing devices and systems, including flash memory storage, memory modules, thermal management solutions, AC/DC switching power supply units (“PSU’s”) and computer gaming solutions. We offer our customers flexibility and customization by providing a broad array of solutions which are interoperable and can be configured alone or in combination to make computers run faster, more reliably, efficiently and cost effectively. We offer more than 550 products to leading retailers, on-line retailers (or “etailers), original equipment manufacturers (or “OEM’s”) and computer distributors such as:
•	SystemMax Inc.;

•	TigerDirect.com, a subsidiary of SystemMax Inc.;

•	Ebuyer.com, operated by Ebuyer (UK) Limited;

•	NewEgg.com, operated by ABS Computer Technologies, Inc.;

•	ASI Corporation;

•	Wave Computer GmbH;

•	Multirama S.A.;

•	Netshop Ltd.;

•	Canada Computers;

•	NCIX.com, a division of Netlink Computer Inc.;

•	Buy.com, operated by Buy.com Inc.;

•	Amazon.com, Inc.;

•	Dell Inc.;

•	eCost.com, a subsidiary of PFSweb, Inc.;

•	Walmart.com, a subsidiary of Wal-Mart Stores, Inc;

•	MicroCenter.com, owned and operated by Micro Electronics, Inc.;

•	ZipZoomFly.com; and

•	MWave.com.
          We have an internationally recognized brand for high performance memory solutions and are a leader in the enthusiast memory solutions market. We derive the approximately 80% of our revenues from sales of memory modules.
          We develop flexible and customizable component solutions quickly and efficiently to meet the ever changing market needs and provide superior customer service. We believe our high performance computer components offer the speed, density, size and reliability necessary to meet the special demands of:
•	computer and computer gaming and enthusiasts;

•	mission critical servers and high end workstations;

•	personal computer or ‘PC’ upgrades to extend the useable life of existing PCs;

•	high performance computing and scientific computing;

•	video and music editing;

•	home theatre PCs and digital home convergence products;

•	digital photography and digital image manipulation computers; and

•	industrial equipment and computer systems.
          We perform the majority of our research and development efforts in-house, which increases communication and collaboration between design teams, streamlines the development process and reduces time-to-market.
          We commenced operations in 2002 and shares of our common stock began trading on the AIM Market (“AIM”) of the London Stock Exchange plc in June 2006. On April 28, 2006, we amended our certificate of incorporation to, among other matters, effect a 3-for-1 forward stock split. In May 2007, we acquired PC Power and Cooling, Inc., a privately-held manufacturer of PSU’s that was based in San Diego, California. We now offer both PC Power and Cooling, Inc. and OCZ branded PSU’s. In October 2007, we acquired substantially all of the assets of Silicon Data Inc, doing business as Hypersonic PC Systems, a privately-held manufacturer of high performance gaming PCs and laptops aimed at the computer gaming community that was based in Great Neck, New York. On April 2, 2009, following appropriate stockholder approval, we voluntarily delisted our common stock from trading on AIM. Accordingly, as of the date of this Form 10, our common stock does not trade on any public securities exchange.
          Our fiscal years ended on December 31 from 2002 to 2006. Effective March 1, 2008, we changed our fiscal year end from December 31 to the last day of February resulting in a 14-month period from January 1, 2007 to February 29, 2008. However, for comparison purposes throughout this Form 10, the twelve month period which began March 1, 2007 and ended February 29, 2008 has been presented and is named “the fiscal year ended February 29, 2008.” The comparative period is the twelve months which began January 1, 2006 and ended December 31, 2006 and is named “the fiscal year ended December 31, 2006.” Where appropriate, we provide additional information for the two-month “stub” period beginning January 1, 2007 and ending February 29, 2007.
          During our fiscal year ended February 29, 2008 our products were purchased by over 300 customers, most of which are distributors or etailers in more than 30 countries. For our fiscal years ended February 29, 2008 and December 31, 2006, our net sales were $118.4 million and $67.8 million, respectively, and our net income (loss) was $1.437 million and ($1.839 million), respectively. For the nine months ended November 30, 2008 and the nine months ended November 30, 2007, our net sales were $114.9 million and $84.7 million, respectively and our net income (loss) was ($11.17 million) and $469,000, respectively.
Industry Overview
          Personal computers, or PCs, and other industrial and consumer electronics products and systems are increasingly complex and require additional functionality and processing power to allow more effective gaming, high performance computing, scientific computing, video and music editing, virtual home theatres, digital home convergence products, digital photography and digital image manipulation. As these products and systems increase in complexity, functionality and processing power, demand for high performance components and solutions increases.
          Memory Market
          Memory is a critical component of electronic products and systems and is used in a wide variety of end markets, such as PCs and other industrial and consumer electronic markets and is a key component in a variety of applications. As these products and systems increase in complexity, functionality and processing power, they require increasing amounts and densities of memory. Key drivers of the demand for memory are both the increasing number and variety of electronic products and systems and the increasing amount of memory they require by such electronic products and systems. Demand for memory is also fueled by a shift toward higher data rates, new operating systems which are expected to require higher levels of memory, greater storage content in high-end computing, the IT hardware replacement cycle and general corporate IT spending.
          Memory semiconductors can be divided into two types, volatile and non-volatile memory. Volatile memory, consisting of Dynamic Random Access Memory, or DRAM, and Static Random Access Memory, or

SRAM, maintains stored data only when connected to a power source. Non-volatile memory, consisting principally of flash memory, is able to maintain stored data even when the power source is removed.
          DRAM
          DRAM is the most common type of memory semiconductor and, according to iSuppli Corporation, an independent market research firm, had a market size of $31 billion in 2007. Though 2008 saw a decrease in market revenue even as unit shipments increased, Marketbeans, an independent market research firm, forecasts DRAM market revenue to rebound in 2009, and increase at an average of 13% annually.
          Flash and Solid State Drive Technology
          Flash memory is a type of non-volatile memory, meaning that it can continue to store information when the power to a particular device is turned off. It also allows information to be erased and rewritten. Flash is the largest segment of the non-volatile memory market according to IDC, an independent research firm. Many consumers are familiar with a flash technology known as “NAND Flash,” which is typically used in USB “memory sticks,” digital cameras and mobile phones. Flash drives are increasing in density and capacity and are becoming alternatives to traditional hard disk drives in certain devices such as personal MP3 players. NAND Flash bit growth is expected to increase 93% in 2009 according to DRAMeXchange, an independent electronic component-market research and analysis firm.
          Solid state drives (or “SSD’s”) use memory chips rather than rotating platters for data storage. SSD’s based on flash memory have a number of unique advantages over conventional hard drive technology. Since they lack mechanical parts, they are much more resistant to shock, consume far less power, and release far less heat. They also produce no sound during operation and respond much more quickly than a mechanical drive. The size of a flash drive can also be very small relative to a mechanical hard drive, resulting in a lighter device. We believe the advantages of SSD technology are currently being defined in at least five distinct market segments:
•	enterprise storage and video-on-demand (VoD) applications;

•	military and industrial applications;

•	blade servers and PC;

•	mobile computing; and

•	consumer-related markets.
          According to IDC, the SSD market generated nearly $400 million in revenues in 2007 and will increase at a 70% compound annual growth rate (CAGR) from 2007-2012. Web-Feet Research, Inc., and independent market research firm, expects overall SSD revenue growth, driven heavily by low cost PCs and the rapid adoption of SSDs in notebook PCs, to be 34.4% year over year, reaching $11.7 billion in 2012.
          Memory Modules
          Memory modules are compact circuit board assemblies consisting of DRAM or other semiconductor memory devices and related circuitry. The use of memory modules enables systems to be easily configured with a variety of different levels of memory, thus increasing their flexibility to address multiple price points or applications with a single base system design. In addition, the use of memory modules provides a relatively easy path for upgradeability of PCs or workstation, a feature of system design that is increasingly required by end users. To achieve this flexibility and upgradeability, systems are designed to use memory modules as a “daughter card,” reducing the need to include memory devices on the motherboard. This design structure frees up space on the motherboard and enables a single motherboard to be a common central element for a variety of different systems, resulting in significant cost savings.
          The market for memory modules includes both standard and specialty modules. The high volume standard memory module market includes modules that can be sourced from many module suppliers, and are designed to be incorporated into a wide variety of equipment. These modules employ designs meeting widely used industry specifications and are available with a variety of options to address the needs of multiple users. Standard memory modules are typically used in desktop PCs and printers and are sold to OEMs and through computer resellers and directly to end users.
          Specialty memory modules include both custom and application specific modules. The varying requirements of different electronic systems and the increased number of memory device options have resulted in a market for specialized memory modules that are designed to enhance the performance of a particular system or a set of applications. These modules are based on DRAM technologies and may include additional control circuitry. Specialty memory modules are typically sourced from a limited number of suppliers. Application specific and custom memory modules are used in PCs, mobile computers and workstations for computer gaming, video editing, and generally any area where higher performance and/or reliability is a customer requirements.
          Opportunity for Manufacturers of Memory Modules
          As the variety of memory devices available to address specific high-performance applications has expanded, the design and manufacture of memory modules have increasingly become areas of opportunity for independent memory module manufactures such as us.
          There are two main types of suppliers of memory modules: memory semiconductor manufacturers and independent “third party” memory module manufacturers. The world’s largest memory semiconductor manufacturers focus on industry standard memory modules for high volume applications such as desktop PCs. Some independent memory module manufacturers also focus on high volume industry standard applications; however, most independent memory module manufacturers, including us, focus on providing broad product portfolios that cover a variety of type, density, data rate, voltage, packaging and other increasingly complex features.
          Power Supply Units
          Power supply units are the main source of conversion between main alternating current and the direct current used by computers and other electronic devices. As modern electronics, computers, servers and workstations become more complicated, the increased power handling and efficiency of AC/DC conversion become paramount. Key drivers in the power supply unit industry are the release of new PCs and industry standards, as well as growing regulatory requirements in the European Union, North America and Japan for increased power consumption. IMS Research, an independent marketing research firm, predicts the global market for power management products will continue to grow by more than 10% per year on average, reaching close to $15 billion by 2011.
          Thermal Management
          A computer system’s components produce large amounts of heat during operation, including integrated circuits such as central processing units (“CPU’s”), chipset and graphics cards, along with hard drives. This heat must be dissipated in order to keep these components within their safe operating temperatures. This is done mainly using heat sinks to increase the surface area which dissipates heat, and, separately, fans to speed up the exchange of air heated by the computer parts for cooler ambient air. According to a report by Electronics.ca Publications, an independent research firm, the global market for thermal management technologies increased from $6.2 billion in 2007 to an estimated $6.8 billion by the end of 2008, and is estimated to reach $11.1 billion by 2013, a compound annual growth rate of 10.3%. Thermal management hardware accounts for more than 80% of the total thermal management market. The largest end-markets for thermal management technologies in 2007 were the computer industry (57% of total revenues) and telecommunications (16% of total revenue). By 2013, medical and office electronics are expected to increase to 12% of total revenue, tying the expected telecommunications market.
The OCZ Approach
          We design, develop, manufacture and distribute high performance components for computing devices and systems, including flash memory storage, memory modules, thermal management solutions, PSU’s and computer gaming solutions. We believe our primary competitive advantages arise from how we use our internal research and development team to develop the intellectual property used in our component solutions. These have enabled us to incorporate advanced functionality and capabilities and to quickly and efficiently develop new component solutions that are optimized for our customers’ requirements.
          Flexible and Customizable Component Solutions
          We provide flexible and customizable component solutions to address the specific application needs of our end users. Our design principles allow us to develop proprietary components to deliver a broad range of products with superior features. As of February 29, 2008 and November 30, 2008, we offered over 377 SKU’s and 550 SKU’s respectively, including SKU’s for memory, SSD, laptop computers and power supplies.
          Rapid Time to Market
          We strive to reduce the design and development time required to incorporate the latest technologies and to deliver the next generation of products and solutions. Our in-house design competencies and control of the design of many of the pieces used within our component solutions enable us to rapidly develop, build and test components.
          Extensive Distribution Channels
          We have built a diverse and extensive distribution network reaching a wide range of customers in over 30 countries. This network includes traditional retailers and e-tailers, as well as OEMs, systems integrators and distributors. These include:
•	SystemMax Inc.;

•	TigerDirect.com, a subsidiary of SystemMax Inc.;

•	Ebuyer.com, operated by Ebuyer (UK) Limited;

•	NewEgg.com, operated by ABS Computer Technologies, Inc.;

•	ASI Corporation;

•	Wave Computer GmbH;

•	Multirama S.A.;

•	Netshop Ltd.;

•	Canada Computers;

•	NCIX.com, a division of Netlink Computer Inc.;

•	Buy.com, operated by Buy.com Inc.;

•	Amazon.com, Inc.;

•	Dell Inc.;

•	eCost.com, a subsidiary of PFSweb, Inc.;

•	Walmart.com, a subsidiary of Wal-Mart Stores, Inc;

•	MicroCenter.com, owned and operated by Micro Electronics, Inc.;

•	ZipZoomFly.com; and

•	MWave.com.
          Strategic Relationship
          We have engineering and marketing relationships (for example, being a nominated “solutions partner” or “certified supplier”) with certain motherboard manufacturers and integrated circuit manufacturers and chipset/platform providers such as ATI Technologies, Inc., Advanced Micro Devices, Inc., NVIDIA Corporation, DFI USA, MSI Computer Corporation and First International Computer, Inc. We believe that these relationships enable us to respond to changing consumer needs; to develop product ranges which are compatible with multiple platforms and to develop other products designed to obtain optimum performance from a specific platform.
          Customer Service
          We seek to build brand loyalty by offering product warranties, comprehensive return and replacement policies and accessible technical support. Members of our customer service staff have technical expertise which we believe supports us in maintaining our reputation for technical expertise and attentive customer care.

Strategy
          Our goal is to be a worldwide leader in the design, manufacture and distribution of high performance computer components and solutions. The following are key elements of our strategy:
•	increase our penetration of the consumer electronics and OEM markets by expanding our sales and marketing efforts;

•	expand and broaden our product line by leveraging our technology and design expertise;

•	build strong supplier relationships with our primary component vendors;

•	identify new applications and customers for our technology;

•	increase our manufacturing efficiencies;

•	further penetrate international markets; and

•	pursue acquisitions of complementary businesses and technologies.
Our Products and Services
          We provide our customers with a variety of advanced technological products, including:
          DRAM Modules
          We offer a comprehensive lineup of DRAM memory modules utilizing a wide range of DRAM technologies from legacy DDR SDRAM (double data rate synchronous dynamic random access memory) to leading-edge high performance DDR2 and DDR3 SDRAM devices, the evolutionary improvements over DDR SDRAM. These modules encompass a broad range of form factors and functions including dual in-line memory modules (DIMMs), small outline dual in-line memory modules (SO-DIMMs), and very low profile (VLP) DIMMs and mini-DIMMs for space-constrained blade server, or 1.75 inch thin computing server, and networking applications. These memory modules come in configurations of up to 244 pins, which is the number of pins that plug into a motherboard, and densities of up to 8GB. We also accommodate custom module designs based on specific OEM requirements. Our modules are tested at-speed on high-end proprietary functional testers utilizing comprehensive test suites, enabling these modules to meet the stringent requirements of our focus markets.
          The following table summarizes certain of our DRAM memory product offerings:

DDR 2 and DDR3	Density	Speed (MHz)	Applications

High Speed / Low Latency DIMMs	512MB-8GB	533-2133Mhz	Overclocking, gaming, home theater, 3d modeling and audio/video editing computers and workstations

High Speed / Low Latency SO-DIMMs	256MB-4GB	533-1600Mhz	High performance notebooks, sub-notebooks

Industry Standard Unbuffered DIMM	256MB-4GB	400-1600Mhz	PCs

Registered DIMMs	512MB-8GB	400/533/667	Servers, workstations, storage area networks, high performance computing

Industry Standard SO-DIMMs	256MB-4GB	533/667	Notebooks, sub-notebooks
          Flash Memory Based Products

          We design and manufacture flash memory products in a variety of forms and capacities. Our wide range of flash memory products come in USB, key drives, SD cards as well as solid state disk drives for data and code storage applications. Our SSD products are predominantly used in computers, servers and industrial equipment that require increased speed, lower power consumption and or increased reliability. Our relationships with numerous suppliers of flash and controller application specific integrated circuits allow us to offer a wide range of cost-effective products to our customers.
          The following table summarizes certain of our flash product offerings:

Product	Density	Features	Applications

MLC-Based Solid State Disk Drives	Up to 1TB	Low power consumption Read/write speeds up to 150Mbs	Mobile computing, PCs, RAID controllers

SLC-Based Solid State Disk Drives	Up to 64 GB	Low power consumption Read/write speeds up to 160Mbs	Servers, workstations, storage area networks, high performance computing

USB Key Drives	128MB-64GB	18MB per second read/write	Mobile computing, PCs

Normal and High Capacity SD and Micro SD Cards	128MB-16GB	Speeds up to 25Mbs	Notebooks, networking, communications
          Power Supply
          We manufacture power supplies that are designed to power computers and industrial devices while maintaining interoperability, adhering to industry standards and increasing output efficiency through design. Our power supplies are designed to operate at higher temperatures and under more demanding internal conditions with stricter load regulation than is required under normal circumstances.
          The following table contains some of our power supply product offerings:

Product	Density	Features	Applications

High Wattage Power Supplies	Up to 1200 watts	50 C operation , 80%+ efficiency and 1% load regulation, multiple formats	OEM applications servers, workstations, storage area networks, high performance computing

Low Noise Power Supplies	Up to 750 watts	Low audible noise	Overclocking, PCs and video/audio workstations

Modular PSUs	Up to 1000 watts	Removable reconfigurable cables	End-user upgrades, gaming computers and home theater PCs

High Efficiency PSUs	Up to 1000 watts	Green friendly with 85% plus efficiency	End-user upgrades, gaming computers and home theater PCs
          Thermal Management and Computer Input Devices
          We design, manufacture, and sell various computer related thermal management and computer input device products that sell through substantially the same sales channel as other OCZ products. These products take advantage of OCZ developed technology and concepts in order to deliver products that our customer base requests or that we believe they will have interest in. Such products include high-performance CPU coolers and fans, water-cooling accessories, thermal conductivity compound, and gaming-focused input devices such as mice and keyboards.
          The following table contains certain of our thermal management and computer input devices product offerings:

Product	Features	Applications

PC Gaming Keyboards	Programmable macro keys, Teflon and rubberized key coatings	PC gaming

PC Gaming Mice	Probable macro buttons, Teflon coated feet, up to 3200 DPI sensitivity	PC gaming, 3d modeling workstations

Brain to Computer Controllers	Rubberized headband sensors that maps computer controls to EEG signals	PC gaming, 3d modeling workstations

CPU Coolers	Heat pipes and customer claming mechanisms	PCs, servers and workstations
Customers and Sales
          Our products are also sold through major retailers, etailers, distributors and OEMs. These include:
•	SystemMax Inc.;

•	TigerDirect.com, a subsidiary of SystemMax Inc.;

•	Ebuyer.com, operated by Ebuyer (UK) Limited;

•	NewEgg.com, operated by ABS Computer Technologies, Inc.;

•	ASI Corporation;

•	Wave Computer GmbH;

•	Multirama S.A.;

•	Netshop Ltd.;

•	Canada Computers;

•	NCIX.com, a division of Netlink Computer Inc.;

•	Buy.com, operated by Buy.com Inc.;

•	Amazon.com, Inc.;

•	Dell Inc.;

•	eCost.com, a subsidiary of PFSweb, Inc.;

•	Walmart.com, a subsidiary of Wal-Mart Stores, Inc;

•	MicroCenter.com, owned and operated by Micro Electronics, Inc.;

•	ZipZoomFly.com; and

•	MWave.com.
          In fiscal year ended February 29, 2008, our products were purchased by over 300 customers in more than 30 countries. In fiscal years ended December 31, 2006 and February 29, 2008, NewEgg.com accounted for 20% and 12% of our net sales, respectively. In the nine month period ending November 30, 2008, NewEgg.com accounted for approximately 18% of our net sales. Our business is seasonal, with the majority of our sales occurring between September and January.
Suppliers
          We do not have any long term supplier contracts or obligations to purchase raw materials.
Manufacturing
          Our products are built to our requirements and specifications in our own facilities as well as at several contract-manufacturing facilities in the United States and Taiwan. Products are tested when they reach the point of final assembly at our premises to maintain quality control. Certain items are purchased from several manufacturers with final assembly, testing and packaging completed in our in-house manufacturing facilities.
          In September 2007, we established our own testing and manufacturing facilities in Taiwan, followed by the addition, in August 2008, of our own surface mount assembly equipment. This improved and expanded our ability to manufacture certain key components and products, such as memory modules, in-house.

          We believe that one of the keys to our product development and manufacturing is our speed testing and sorting of components, which enables us to grade components and select the highest speed memory, and allows us to sell such memory at premium prices.
Research and Development
          We believe that the timely development of new products is essential to maintaining our competitive position. Our research and development activities are focused primarily on new high-speed memory modules, flash technology, power supplies and ongoing improvement in manufacturing processes and technologies and continual improvement in test routines and software. We plan to continue to devote research and development efforts to the design of new products which address the requirements of our end users.
          Our engineering staff continually explores practical applications of new technologies, works closely with our customers and provides services throughout the product life cycle, including architecture definition, component selection, schematic design, layout, manufacturing and test engineering. We design our products to be compatible with existing industry standards and, where appropriate, develop and promote new standards. An important aspect of our research and development effort is to understand the challenges presented by our customers’ requirements and satisfy them by utilizing our industry knowledge, proprietary technologies and technical expertise.
          Our research and development expenses totaled $1.57 million and $452,000 in the fiscal years ended February 29, 2008 and December 31, 2006, respectively, and $1.654 million and $1.293 million for the nine months ended November 30, 2008 and November 30, 2007, respectively.
Intellectual Property
          We attempt to protect our intellectual property rights through a variety of measures, including non-disclosure agreements, trade secrets and to a lesser extent, patents and trademarks. We have three issued patents in the United States which expire between 2024 and 2025 and ten patent applications pending in the United States. We expect to file new patent applications where appropriate to protect our proprietary technologies; however, we believe that our continued success depends primarily on factors such as the know-how, technological skills and innovation of our personnel rather than on patent protection.
Competition
          The market for our products is highly competitive, rapidly evolving and subject to new technological developments, changing customer needs and new product introductions. We compete primarily with large vendors of computer components, and to a lesser extent, large vendors of PCs. In addition, we also compete with a number of smaller vendors who specialize in the sale of high performance products and computer systems and components. We believe our principal competitors include:
•	global technology vendors such as Intel Corporation and Samsung Electronics Co., Ltd.;

•	specialized memory module and flash product vendors such as Kingston Technology Corporation, SanDisk Corporation, Crucial Technology, the consumer brand of Micron Technology, Inc., and Corsair Memory, Inc.;

•	specialized solid state storage makers such as SimpleTech, Inc. and Mtron Storage Technology Co., Ltd.;

•	specialized power supply chassis and cooling manufacturers such as Antec, Inc., Thermaltake Technology Inc. USA and Enermax Technology Corporation; and

•	computer peripheral manufacturers such as Logitech International S.A. and Saitek, acquired by Mad Catz Interactive, Inc.
The principal competitive factors in our market include the following:
•	first to market with new emerging technologies;

•	flexible and customizable products to fit customers’ objectives;

•	high product performance reliability;

•	early identification of emerging opportunities;

•	cost-effectiveness;

•	interoperability of products;

•	scalability; and

•	localized and responsive customer support on a worldwide basis.
          We believe that we compete favorably with respect to most of these factors. However, most of our competitors have longer operating histories, significantly greater resources and greater name recognition. They may be able to devote greater resources to the development, promotion and sale of their products than we can, which could allow them to respond more quickly to new technologies and changes in customer needs.
Backlog
          Sales of our products are generally made pursuant to purchase orders. We include in backlog only those customer orders for which we have accepted purchase orders and to which we expect to ship within the 45 days. Since orders constituting our current backlog are subject to changes in delivery schedules or cancellation with only limited or no penalties, we believe that the amount of our backlog is not necessarily an accurate indication of our future net sales.
Employees
          As of February 28, 2009, we employed approximately 290 full-time employees, of which 186 were in operations (including test, quality assurance, procurement and materials work), 18 were in research and development, 55 were in sales and marketing and 31 were in finance, information technology and administration. Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage. Our employees are located in San Jose and Carlsbad, California; Ontario, Canada; the Netherlands and Taiwan. Further information regarding the facilities at which our employees work is contained in Item 3 of this Form 10.
Environmental Matters
          Our operations and properties are subject to a variety of United States and foreign environmental laws and regulations governing, among other things, air emissions, wastewater discharges, management and disposal of hazardous and non-hazardous materials and wastes, and remediation of releases of hazardous materials. Additionally, we may be subject to the European Union’s Directive 2002/96/EC Waste Electrical and Electronic Equipment and Directive 2002/95/EC on Restriction on the Certain Hazardous Substances in Electrical and Electronic Equipment. To date, we have not been the subject of any material investigation or enforcement action by either U.S. or foreign environmental regulatory authorities.
Legal Proceedings
          We are from time to time involved in legal matters that arise in the normal course of business. Based on information currently available, we do not believe that the ultimate resolution of any current matters, individually or in the aggregate, will have a material adverse effect on our business, financial condition and results of operations.
Forward Looking Statements
This Form 10 includes forward-looking statements, including, without limitation, statements relating to our plans, strategies, objectives, expectations, intentions and adequacy of resources. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
          These factors include, among others, the following:

•	our ability to implement our business strategy;

•	our ability to obtain additional financing;

•	our limited operating history;

•	unknown liabilities associated with past and future acquisitions;

•	ability to manage growth; significant competition;

•	ability to attract and retain talented employees;

•	future government regulations;

•	and other factors described in this Form 10 or in our other filings with the Securities and Exchange Commission.
We are under no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Item 1A. Risk Factors.
RISK FACTORS
     Before deciding to invest in our common stock, you should carefully consider the risks described below in addition to the other information in this Form 10. Our business, financial condition and results of operations may be materially and adversely affected due to any or all of the following risks. The risks described below are not the only ones we face. Additional risks of which we are not presently aware or that we currently believe are immaterial may also impair our business.
Risks Related to Our Business
We are subject to the cyclical nature of the markets in which we compete and a continued downturn could adversely affect our business.
     The markets in which we compete, including the flash, memory, thermal management, power supply, and computer gaming station markets, are highly cyclical and characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. These markets have experienced significant downturns often connected with, or in anticipation of, maturing product cycles of both manufacturers’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices.
     Our historical operating results have been subject to substantial fluctuations, and we may experience substantial period-to-period fluctuations in future operating results. A downturn in these markets could have a material adverse effect on the demand for our products and therefore a material adverse effect on our business, financial condition and results of operations. Moreover, changes in end-user demand for the products sold by any individual customer can have a rapid and disproportionate effect on demand for our products from that customer in any given period, particularly if the customer has accumulated excess inventories of products purchased from us. There can be no assurance that our net sales and results of operations will not be materially and adversely affected in the future due to changes in demand from individual customers or cyclical changes in the industries utilizing our products.
We have experienced quarterly and annual losses in the past and may experience losses in the future.
     We have experienced losses on a quarterly and annual basis in the past. We have expended, and will continue to expend, substantial funds to pursue engineering, research and development projects, enhance sales and marketing efforts and otherwise operate our business. There can be no assurance that we will be profitable on a quarterly or annual basis in the future.
Declines in our average selling prices may result in declines in our net sales and gross profit.

     Our average selling prices may decline due to several factors. Over the last few years, overcapacity in the DRAM memory component market resulted in significant declines in component prices, which negatively impacted our average selling prices and net sales. During periods of overcapacity, our net sales may decline if we do not increase unit sales of existing products or fail to introduce and sell new products in quantities sufficient to offset declines in selling prices. Our efforts to increase unit sales, reduce costs and develop new products to offset the impact of further declines in average selling prices may not be successful. Declines in DRAM and NAND flash prices could also affect our gross profit and the valuation of our inventory, which could harm our financial results. Declines in average selling prices would enable OEMs to pre-install higher capacity based memory into new systems at existing price points, and thereby reduce the demand for future memory upgrades. Further, our net sales and gross profit may be negatively affected by shifts in our product mix during periods of declining average selling prices.
     In addition, the continued transition to smaller design geometries and the use of 300 millimeter wafers by existing memory manufacturers could lead to a significant increase in the worldwide supply of DRAM and flash components. Increases in the worldwide supply of memory components could also result from manufacturing capacity expansions. If not offset by increases in demand, these increases would likely lead to further declines in the average selling prices of our products and have a material adverse effect on our business, financial condition and results of operations. Furthermore, even if supply remains constant, if demand were to decrease, it would harm our average selling prices.
Sales to a limited number of customers represent a significant portion of our net sales, and the loss of any key customer would materially harm our business.
     Our dependence on a limited number of customers means that the loss of a major customer or any reduction in orders by a major customer would materially reduce our net sales and adversely affect our results of operations. We expect that sales to relatively few customers will continue to account for a significant percentage of our net sales for the foreseeable future. However, there can be no assurance that any of these customers or any of our other customers will continue to utilize our products at current levels, if at all. We have no firm, long-term volume commitments from any of our major customers and we generally enter into individual purchase orders with our customers, in certain cases under master agreements that govern the terms and conditions of the relationship. We have experienced cancellations of orders and fluctuations in order levels from period to period and expect that we will continue to experience such cancellations and fluctuations in the future. Customer purchase orders may be cancelled and order volume levels can be changed, cancelled or delayed with limited or no penalties. The replacement of cancelled, delayed or reduced purchase orders with new orders cannot be assured.
     For our fiscal years ended December 31, 2006 and February 29, 2008, our ten largest customers accounted for 57% and 47% of net sales, respectively. For our fiscal years ended December 31, 2006 and February 29, 2008, NewEgg accounted for 20% and 12% of our net sales, respectively. During these periods, no other customers accounted for more than 10% of our net sales.
Our customers are primarily in the computing markets, and fluctuations in demand in these markets may adversely affect sales of our products.
     Sales of our products are dependent upon demand in the computing markets. We may experience substantial period-to-period fluctuations in future operating results due to factors affecting the computing markets. From time to time, these markets have experienced downturns, often in connection with, or in anticipation of, declines in general economic conditions. A decline or significant shortfall in demand in any one of these markets could have a material adverse effect on the demand for our products and therefore a material adverse effect on our business, financial condition and results of operations.
Customer demand is difficult to accurately forecast and, as a result, we may be unable to optimally match production to customer demand.
     We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer’s future requirements. The short-term nature of commitments by many of our customers and the possibility of unexpected changes in demand for their products reduces our ability to accurately estimate future customer requirements. On occasion, customers may require rapid increases in production, which can challenge our resources and can reduce margins. We may not have sufficient capacity at any given time to meet our customers’ demands. Conversely, downturns in the markets in which our customers compete can, and have, caused our customers to significantly reduce the amount of products ordered from us or to cancel existing orders leading to lower-utilization of our facilities. Because many of our costs and operating expenses are relatively fixed, reduction in customer demand would have an adverse effect on our gross margins, operating income and cash flow. During an industry downturn, there is also a higher risk that our trade receivables would be uncollectible, which would be materially adverse to our cash flow and business.
Order cancellations or reductions, product returns and product obsolescence could result in substantial inventory write-downs.
     To the extent we manufacture products in anticipation of future demand that does not materialize, or in the event a customer cancels or reduces outstanding orders, we could experience an unanticipated increase in our inventory. Slowing demand for our products may lead to product returns which would also increase our inventory. In the past, we have had to write-down inventory due to obsolescence, excess quantities and declines in market value below our costs.
We may be less competitive if we fail to develop new or enhanced products and introduce them in a timely manner.
     The markets in which we compete are subject to rapid technological change, product obsolescence, frequent new product introductions and enhancements, changes in end-user requirements and evolving industry standards. Our ability to successfully compete in these markets and to continue to grow our business depends in significant part upon our ability to develop, introduce and sell new and enhanced products on a timely and cost-effective basis, and to anticipate and respond to changing customer requirements.
     The markets for our products are characterized by frequent transitions in which products rapidly incorporate new features and performance standards. A failure to develop products with required feature sets or performance standards or a delay as short as a few months in bringing a new product to market could significantly reduce our net sales for a substantial period, which would have a material adverse effect on our business, financial condition and results of operations.
     We have experienced, and may in the future experience, delays in the development and introduction of new products. These delays could provide a competitor a first-to-market opportunity and allow a competitor to achieve greater market share. Defects or errors found in our products after commencement of commercial shipment could result in delays in market acceptance of these products. Lack of market acceptance for our new products will jeopardize our ability to recoup research and development expenditures, hurt our reputation and harm our business, financial condition and results of operations. Accordingly, there can be no assurance that our future product development efforts will result in future profitability or market acceptance.
Our dependence on a small number of sole or limited source suppliers subjects us to certain risks and our results of operations would be adversely affected if we are unable to obtain adequate supplies in a timely manner.
     We are dependent upon certain sole or limited source suppliers for critical components in our products. Our suppliers include Micron Technology, Inc., Samsung Electronics Co., Ltd., Powerchip Semiconductor Corp., Elpidia Memory, Inc., ProMOS Technologies Inc., and Hynix Semiconductor Inc. The markets in which we operate have experienced, and may experience in the future, shortages in computer components. In the past, this situation has caused some vendors to place their customers, including us, on component allocation. Our suppliers are not required to supply us with any minimum quantities and there can be no assurance that we will receive adequate quantities of components on a timely basis in the future. As a result, we may not be able to obtain the components that we need to fill customer orders. The inability to fill these orders could cause delays, disruptions or reductions in product shipments or require product redesigns which could, in turn, damage relationships with current or prospective customers, increase costs or prices and have a material adverse effect on our business, financial condition and results of operations.
The markets in which we compete are constantly evolving and competitive, and we may not have rights to manufacture and sell certain types of products utilizing emerging formats, or we may be required to pay a royalty to sell products utilizing these formats.
     The markets in which we compete are constantly undergoing rapid technological change and evolving industry standards. For example, many consumer devices, such as digital cameras, PDAs and smartphones, are transitioning to emerging flash memory formats, such as the Memory Stick and xD Picture Card formats, which we do not currently manufacture and do not have rights to manufacture, and which could result in a decline in demand, on a relative basis, for other products that we manufacture such as CompactFlash and secured digital USB drives. If we decide to manufacture products utilizing emerging formats such as those mentioned, we will be required to secure licenses to give us the right to manufacture such products which may not be available at reasonable rates or at all. If we are not able to supply formats at competitive prices or if we were to have product shortages, our net sales could be adversely impacted and our customers would likely cancel orders or seek other suppliers to replace us.
Our growth strategy includes expanding our presence in the high performance memory and computer components markets which are competitive markets.
     The high performance memory and computer components markets are competitive. Certain of our competitors are more diversified than us and may be able to sustain lower operating margins in their high performance memory and computer components business based on the profitability of their other businesses. We expect competition in these markets to increase as existing manufacturers introduce new products and process technologies, new manufacturers enter the market, industry-wide production capacity increases and competitors aggressively price products to increase market share. We only have limited experience competing in these markets. Our growth strategy includes expanding our presence in these markets, and there can be no assurance that we will be successful in doing so.
Industry consolidation could adversely affect our business by reducing the number of our potential significant customers and increasing our reliance on our existing key customers.
     Many significant participants in our customers’ industries are merging and consolidating as a result of competitive pressures, and we expect this trend to continue. Consolidation will likely decrease the number of potential significant customers for our products and services. Fewer significant customers will increase our reliance on key customers and, due to the increased size of these companies, may negatively impact our bargaining position and profit margins. Consolidation in some of our customers’ industries may result in increased customer concentration and the potential loss of customers. The loss of, or a reduced role with, key customers due to industry consolidation could negatively impact our business.
We may make acquisitions which involve numerous risks. If we are not successful in integrating the technologies, operations and personnel of acquired businesses or fail to realize the anticipated benefits of an acquisition, our operations may be adversely affected.
     As part of our business and growth strategy, we expect to acquire or make significant investments in businesses, products or technologies that allow us to complement our existing product offering, expand our market coverage, increase our engineering workforce or enhance our technological capabilities. For example in 2007, we acquired PC Power and Cooling, Inc., a producer of PC thermal management products, and substantially all the assets of Silicon Data Inc., doing business as Hypersonic PC Systems, a manufacturer of boutique high performance gaming PCs and laptops. Any such future acquisitions or investments would expose us to the risks commonly encountered in acquisitions of businesses. Such risks include, among others:
•	problems integrating the purchased operations, technologies or products;

•	costs associated with the acquisition;

•	negative effects on profitability resulting from the acquisition;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience;

•	loss of key employees of the acquired business; and

•	litigation arising from the acquired company’s operations before the acquisition.
     Our inability to overcome problems encountered in connection with any acquisition could divert the attention of management, utilize scarce corporate resources and otherwise harm our business. In addition, we are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed. Even if we do find suitable acquisition opportunities, we may not be able to consummate the acquisitions on commercially acceptable terms or realize the anticipated benefits of any acquisitions we do undertake.
We may not be able to maintain or improve our competitive position because of the intense competition in the markets we serve.
     We conduct business in markets characterized by intense competition, rapid technological change, constant price pressures and evolving industry standards. Our competitors include many large domestic and international companies that have substantially greater financial, technical, marketing, distribution and other resources, broader product lines, lower cost structures, greater brand recognition and longer-standing relationships with customers and suppliers than we do. As a result, our competitors may be able to respond better to new or emerging technologies or standards and to changes in customer requirements. Further, some of our competitors are in a better financial and marketing position from which to influence industry acceptance of a particular industry standard or competing technology than we are. Our competitors may also be able to devote greater resources to the development, promotion and sale of products, and may be able to deliver competitive products at a lower price.
     We compete against global technology vendors such as Intel Corporation and Samsung Electronics Co., Ltd. Our primary competitors in the specialized memory module and flash products industry include Kingston Technology, SanDisk, Crucial Memory and Corsair. Our primary competitors in the solid state storage maker industry include SimpleTech and Mtron. Our primary competitors in the specialized power supply chassis and cooling manufacturing industry include Antec, Inc., Thermaltake Technology Inc. USA and Enermax Technology Corporation. Finally, our primary competitors in the computer peripheral manufacturing industry include Logitech International S.A. and Saitek, acquired by Mad Catz Interactive, Inc.
     We expect to face competition from existing competitors and new and emerging companies that may enter our existing or future markets with similar or alternative products, which may be less costly or provide additional features. In the PC market in Asia, we expect to face increasing competition from local competitors such as A-DATA Technology Co., Ltd. and GSkill International Enterprise. We also face competition from current and prospective customers that evaluate our capabilities against the merits of manufacturing products internally. In addition, some of our significant suppliers, including Samsung Electronics Co., Ltd, Infineon Technologies AG and Micron Technology, Inc., are also our competitors, many of whom have the ability to manufacture competitive products at lower costs as a result of their higher levels of integration. Competition may also arise due to the development of cooperative relationships among our current and potential competitors or third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.
     We expect that our competitors will continue to improve the performance of their current products, reduce their prices and introduce new products that may offer greater performance and improved pricing, any of which could cause a decline in sales or loss of market acceptance of our products. In addition, our competitors may develop enhancements to, or future generations of, competitive products that may render our technology or products obsolete or uncompetitive.

The future growth of our OEM-focused products is dependent on achieving design wins into commercially successful OEM systems and the failure to achieve design wins or of OEM customers to incorporate our products in their systems could adversely affect our operating results and prospects.
     Our OEM-focused products are generally incorporated into our OEM customers’ systems at the design stage. As a result, we rely on OEMs to select our products to be designed into their systems, which we refer to as a design win. We often incur significant expenditures in the development of a new product without any assurance that an OEM will select our product for design into its system. Additionally, in some instances, we may be dependent on third parties to obtain or provide information that we need to achieve a design win. Some of these third parties may not supply this information to us on a timely basis, if at all. Furthermore, even if an OEM designs one of our products into its system, we cannot be assured that its product will be commercially successful or that we will receive any net sales as a result of that design win. Our OEM customers are typically not obligated to purchase our products and can choose at any time to stop using our products if their own systems are not commercially successful, if they decide to pursue other systems strategies, or for any other reason. If we are unable to achieve design wins or if our OEM customers’ systems incorporating our products are not commercially successful, our net sales would suffer.
Our future success is dependent on our ability to retain key personnel, including our executive officers, and attract qualified personnel. If we lose the services of these individuals or are unable to attract new talent, our business will be adversely affected.
     Our future operating results depend in significant part upon the continued contributions of our key technical and senior management personnel, many of whom would be difficult to replace. We are particularly dependent on the continued service of Ryan Petersen, our chief executive officer, Kerry T. Smith, our chief financial officer, and Alex Mei, our chief marketing officer. Our future operating results also depend in significant part upon our ability to attract, train and retain qualified management, manufacturing and quality assurance, engineering, marketing, sales and support personnel. We are continually recruiting such personnel. However, competition for such personnel is intense, and there can be no assurance that we will be successful in attracting, training or retaining such personnel now or in the future. There may be only a limited number of persons with the requisite skills to serve in these positions and it may be increasingly difficult for us to hire such persons over time. The loss of any key employee, the failure of any key employee to perform in his or her current position, our inability to attract, train and retain skilled employees as needed or the inability of our officers and key employees to expand, train and manage our employee base could materially and adversely affect our business, financial condition and results of operations.
We rely on third-party sales representatives to assist in selling our products, and the failure of these representatives to perform as expected could reduce our future sales.
     We sell our products to some of our customers through third-party sales representatives. Our relationships with some of our third-party sales representatives have been established recently, and we are unable to predict the extent to which our third-party sales representatives will be successful in marketing and selling our products. Moreover, many of our third-party sales representatives also market and sell competing products. Our third-party sales representatives may terminate their relationships with us at any time. Our future performance will also depend, in part, on our ability to attract additional third-party sales representatives that will be able to market and support our products effectively, especially in markets in which we have not previously sold our products. If we cannot retain our current third-party sales representatives or recruit additional or replacement third-party sales representatives, our net sales and operating results could be harmed.
We have and will continue to incur increased costs as a result of becoming a public reporting company.
     We have incurred, and will continue to face, increased legal, accounting, administrative and other costs as a result of becoming a reporting company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission (the “SEC”), and the Public Company Accounting Oversight Board, have required changes in the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make legal, accounting and administrative activities more time-consuming and costly. We have also incurred substantially higher costs to obtain directors and officers’ insurance. In addition, as we gain experience with the costs associated with being a reporting company, we may identify and incur additional overhead costs.
If we fail to maintain an effective system of internal controls or discover material weaknesses in our internal controls over financial reporting, we may not be able to report our financial results accurately or detect fraud, which could harm our business and the trading price of our common stock.
     Effective internal controls are necessary for us to produce reliable financial reports and are important in our effort to prevent financial fraud. Beginning with our fiscal year ending February 28, 2010, we will be required to periodically evaluate the effectiveness of the design and operation of our internal controls. These evaluations may result in the conclusion that enhancements, modifications or changes to our internal controls are necessary or desirable. While management evaluates the effectiveness of our internal controls on a regular basis, these controls may not always be effective. There are inherent limitations on the effectiveness of internal controls including collusion, management override, and failure of human judgment. Because of this, control procedures are designed to reduce rather than eliminate business risks. If we fail to maintain an effective system of internal controls or if management or our independent registered public accounting firm were to discover material weaknesses in our internal controls, we may be unable to produce reliable financial reports or prevent fraud and it could harm our financial condition and results of operations and result in loss of investor confidence and a decline in our share price.
Our indemnification obligations to our customers and suppliers for product defects could require us to pay substantial damages.
     A number of our product sales and product purchase agreements provide that we will defend, indemnify and hold harmless our customers and suppliers from damages and costs which may arise from product warranty claims or claims for injury or damage resulting from defects in our products. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not be adequate to cover all or any part of the claims asserted against us. A successful claim brought against us that is in excess of, or excluded from, our insurance coverage could substantially harm our business, financial condition and results of operations.
Our operations in the United States and foreign countries are subject to political and economic risks, which could have a material adverse effect on our business and operating results.
     Our financial success may be sensitive to adverse changes in general political and economic conditions in the United States such as changes in regulatory requirements, taxes, recession, inflation, unemployment and interest rates. Such changing conditions could reduce demand in the marketplace for our products or increase the costs involved for us to manufacture our products.
     Sales outside of the United States accounted for approximately 56% and 63% of net sales in fiscal years ended December 31, 2006 and February 29, 2008, respectively. We anticipate that international sales will continue to constitute a meaningful percentage of our total net sales in future periods. In addition, a significant portion of our design and manufacturing is performed at our facilities in Taiwan. As a result, our operations may be subject to certain risks, including changes in regulatory requirements, tariffs and other barriers, increased price pressure, timing and availability of export licenses, difficulties in accounts receivable collections, difficulties in protecting our intellectual property, natural disasters, difficulties in staffing and managing foreign operations, difficulties in managing distributors, difficulties in obtaining governmental approvals for products that may require certification, restrictions on transfers of funds and other assets of our subsidiaries between jurisdictions, foreign currency exchange fluctuations, the burden of complying with a wide variety of complex foreign laws and treaties, potentially adverse tax consequences and uncertainties relative to regional, political and economic circumstances.
     We are also subject to the risks associated with the imposition of legislation and regulations relating to the import or export of high technology products. We cannot predict whether quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products will be implemented by the United States or other countries. Some of our customers’ purchase orders and agreements are governed by foreign laws, which often differ significantly from United States laws. Therefore, we may be limited in our ability to enforce our rights under such agreements and to collect damages, if awarded. These factors may have a material adverse effect on our business, financial condition and results of operations.

Our inability to effectively manage our operations in foreign countries could harm our operating results.
     A significant portion of our design and manufacturing operations are carried out outside of the United States at our foreign facilities. Further, international sales have accounted for a significant portion of our overall sales. In some of the countries in which we operate or sell our products, it is difficult to recruit, employ and retain qualified personnel to manage and oversee our local operations, sales and other activities. Further, given our executive officers’ existing managerial burdens, their lack of physical proximity to the activities being managed and the inherent limitations of cross-border information flow, our executive officers who reside in the United States may be unable to effectively oversee the day-to-day management of our foreign subsidiaries and operations. The inability of or failure by our domestic and international management to effectively and efficiently manage our overseas operations could have a negative impact on our business and adversely affect our operating results.
Worldwide economic and political conditions may adversely affect demand for our products.
     The current economic slowdown in the United States and worldwide has adversely affected and may continue to adversely affect demand for our products. Another decline in the worldwide computing markets or a future decline in economic conditions or consumer confidence in any significant geographic area would likely decrease the overall demand for our products, which could have a material adverse effect on us. For example, a decline in economic conditions in China could lead to declining worldwide economic conditions. If economic conditions decline, whether in China or worldwide, we could be materially adversely affected.
     The occurrence and threat of terrorist attacks and the consequences of sustained military action in the Middle East have in the past, and may in the future, adversely affect demand for our products. In addition, terrorist attacks may negatively affect our operations directly or indirectly and such attacks or related armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our products more difficult and more expensive, ultimately affecting our sales.
     Also as a result of terrorism, the United States has been and may continue to be involved in armed conflicts that could have a further impact on our sales, our supply chain and our ability to deliver products to our customers. Political and economic instability in some regions of the world could negatively impact our business. The consequences of armed conflicts are unpredictable, and we may not be able to foresee events that could have a material adverse effect on us.
     More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility to the United States economy and worldwide financial markets. Any of these occurrences could have a material adverse effect on our business, financial condition and results of operations.
Unfavorable currency exchange rate fluctuations could result in our products becoming relatively more expensive to our overseas customers or increase our manufacturing costs, each of which could adversely affect our profitability.
     Our international sales and our operations in foreign countries make us subject to risks associated with fluctuating currency values and exchange rates. Because sales of our products have been denominated to date primarily in U.S. dollars, increases in the value of the U.S. dollar could increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, leading to a reduction in sales and profitability in that country. Future international activity may result in increased foreign currency denominated sales. Gains and losses on the conversion to U.S. dollars of accounts receivable, accounts payable and other monetary assets and liabilities arising from international sales or operations may contribute to fluctuations in our results of operations. In addition, as a result of our foreign sales and operations, we have revenues, costs, assets and liabilities that are denominated in foreign currencies. Therefore, decreases in the value of the U.S. dollar could result in significant increases in our manufacturing costs that could have a material adverse effect on our business and results of operations.
Our worldwide operations could be subject to natural disasters and other business disruptions, which could materially adversely affect our business and increase our costs and expenses.

     Our worldwide operations could be subject to natural disasters and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses. For example, our corporate headquarters in San Jose, California and our manufacturing facilities in Taiwan are located near major earthquake fault lines. In the event of a major earthquake or hurricane, or other natural or manmade disaster, we could experience business interruptions, destruction of facilities and/or loss of life, any of which could materially adversely affect our business and increase our costs and expenses.
Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our intellectual property, as well as our ability to operate without infringing the intellectual property of others.
     We attempt to protect our intellectual property rights through trade secret laws, non-disclosure agreements, confidentiality procedures and employee disclosure and invention assignment agreements. To a lesser extent, we also protect our intellectual property through patents, trademarks and copyrights. It is possible that our efforts to protect our intellectual property rights may not:
•	prevent our competitors from independently developing similar products, duplicating our products or designing around the patents owned by us;

•	prevent third-party patents from having an adverse effect on our ability to do business;

•	provide adequate protection for our intellectual property rights;

•	prevent disputes with third parties regarding ownership of our intellectual property rights;

•	prevent disclosure of our trade secrets and know-how to third parties or into the public domain;

•	prevent the challenge, invalidation or circumvention of our existing patents;

•	result in patents that lead to commercially viable products or provide competitive advantages for our products; and

•	result in issued patents and registered trademarks from any of our pending applications.
     If any of our issued patents are found to be invalid or if any of our patent applications are rejected, our ability to exclude competitors from making, using or selling the same or similar products as us could be compromised. We have occasionally applied for and may in the future apply for patent protection in foreign countries. The laws of foreign countries, however, may not adequately protect our intellectual property rights. Many U.S. companies have encountered substantial infringement problems in foreign countries. Because we conduct a substantial portion of our operations and sell some of our products overseas, we have exposure to foreign intellectual property risks.
     In addition, the industries in which we compete are characterized by vigorous protection and pursuit of intellectual property rights. We believe that it may be necessary, from time to time, to initiate litigation against one or more third parties to preserve our intellectual property rights. From time to time, we have received, and may receive in the future, notices that claim we have infringed upon, misappropriated or misused other parties’ proprietary rights. Any of the foregoing events or claims could result in litigation. Such litigation, whether as plaintiff or defendant, could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not such litigation is ultimately determined in our favor. In the event of an adverse result in such litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of certain products, expend significant resources to develop or acquire non-infringing technology, discontinue the use of certain processes or obtain licenses to use the infringed technology. Product development or license negotiating would likely result in significant expense to us and divert the efforts of our technical and management personnel. We cannot assure you that we would be successful in such development or acquisition or that such licenses would be available on reasonable terms, or at all.

Our indemnification obligations for the infringement by our products of the intellectual property rights of others could require us to pay substantial damages.
     We currently have in effect a number of agreements in which we have agreed to defend, indemnify and hold harmless our customers and suppliers from damages and costs which may arise from the infringement by our products of third-party patents, trademarks or other proprietary rights. We may periodically have to respond to claims and litigate these types of indemnification obligations. Any such indemnification claims could require us to pay substantial damages. Our insurance does not cover intellectual property infringement.
We could incur substantial costs as a result of violations of or liabilities under environmental laws.
     Our operations and properties are subject to a variety of United States and foreign environmental laws and regulations governing, among other things, air emissions, wastewater discharges, management and disposal of hazardous and non-hazardous materials and wastes, and remediation of releases of hazardous materials. Our failure to comply with present and future requirements, or the identification of contamination, could cause us to incur substantial costs, including cleanup costs, fines and penalties, investments to upgrade our facilities, or curtailment of operations. We believe, based on current information, that any costs we may incur relating to environmental matters in the foreseeable future will not adversely affect us. However, the identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations, or other unanticipated events may arise in the future and give rise to material environmental liabilities and related costs which could have a material adverse effect on our business, financial condition, and results of operations.
We are subject to a variety of federal, state and foreign laws and regulatory regimes. Failure to comply with governmental laws and regulations could subject us to, among other things, mandatory product recalls, penalties and legal expenses which could have an adverse effect on our business.
     Our business is subject to regulation by various federal and state governmental agencies. Such regulation includes the radio frequency emission regulatory activities of the Federal Communications Commission, the anti-trust regulatory activities of the Federal Trade Commission and Department of Justice, the consumer protection laws of the Federal Trade Commission, the import/export regulatory activities of the Department of Commerce, the product safety regulatory activities of the Consumer Products Safety Commission, the regulatory activities of the Occupational Safety and Health Administration, the environmental regulatory activities of the Environmental Protection Agency, the labor regulatory activities of the Equal Employment Opportunity Commission and tax and other regulations by a variety of regulatory authorities in each of the areas in which we conduct business. We are also subject to regulation in other countries where we conduct business. In certain jurisdictions, such regulatory requirements may be more stringent than in the United States. We are also subject to a variety of federal and state employment and labors laws and regulations, including the Americans with Disabilities Act, the Federal Fair Labor Standards Act, the WARN Act and other regulations related to working conditions, wage-hour pay, over-time pay, employee benefits, anti-discrimination, and termination of employment.
     We have voluntarily disclosed potential violations of the Iranian Transaction Regulations and the Export Administration Regulations of the U.S. Department of Treasury, Office of Foreign Assets Control and the U.S. Department of Commerce, Office of Export Enforcement as a result of recently discovered actions by a former employee. See “Legal Proceedings.”
     Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. In addition from time to time we have received, and expect to continue to receive, correspondence from former employees terminated by us who threaten to bring claims against us alleging that we have violated one or more labor and employment regulations. In certain instances former employees have brought claims against us and we expect that we will encounter similar actions against us in the future. An adverse outcome in any such litigation could require us to pay contractual damages, compensatory damages, punitive damages, attorneys’ fees and costs.

     Any enforcement action could harm our business, financial condition and results of operations. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation in the future, our business, financial condition and results of operations could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees.
Risks Related to our Debt
Our indebtedness could impair our financial condition, harm our ability to operate our business, limit our ability to borrow additional funds or capitalize on acquisition or other business opportunities.
     We have entered into a $10 million revolving credit facility with Silicon Valley Bank and we have guaranteed our obligations thereunder pursuant to a Loan and Security Agreement dated November 20, 2007, as amended (the “Loan Agreement”). As of November 30, 2008 under this facility was $8.6 million. Also, we may incur additional debt in the future, subject to certain limitations contained in our debt instruments and our charter.
     The degree to which we are leveraged and the restrictions governing this indebtedness (such as minimum EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Quick Ratio (our cash and accounts receivable divided by current liabilities) amounts could have important consequences including, but not limited to, the following:
•	it may limit our ability to service all of our debt obligations;

•	it may impair our ability to incur additional indebtedness or obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•	some of our debt is and will continue to be at variable rates of interest, which may result in higher interest expense in the event of increases in interest rates;

•	our debt agreements contain, and any agreements to refinance our debt likely will contain, financial and restrictive covenants, and our failure to comply with them may result in an event of default which, if not cured or waived, could have a material adverse effect on us;

•	our borrowing base for customers outside the U.S. is limited to $5 million of eligible receivables which are covered by credit insurance, and cancellations of credit insurance could adversely affect our financing level;

•	our level of indebtedness will increase our vulnerability to general economic downturns and adverse industry conditions;

•	our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and our industry; and

•	it may limit our ability to engage in certain transactions or capitalize on acquisition or other business opportunities.
     We cannot assure that we will not violate one or more loan covenants in the future. If we are in violation of covenants in the Loan Agreement and do not receive a waiver, the lender could choose to accelerate payment on all outstanding loan balances. There can be no assurance that we would be able to quickly obtain equivalent or suitable replacement financing in this event. If we are unable to secure alternative sources of funding, such acceleration would have a material adverse impact on our financial condition.
To service our debt, we will require cash and we may not be able to generate sufficient cash flow from operations to satisfy these obligations or to refinance these obligations on acceptable terms, or at all.

     Our ability to generate cash depends on many factors beyond our control. Our ability to make payments on our debt and to fund working capital requirements, capital expenditures and research and development efforts will depend on our ability to generate cash in the future. Our historical financial results have been, and we expect our future financial results will be, subject to substantial fluctuation based upon a wide variety of factors, many of which are not within our control including, among others, those described in this section.
     Unfavorable changes in any of these factors could harm our operating results and our ability to generate cash to service our debt obligations. If we do not generate sufficient cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Also, certain of these actions would require the consent of our lenders. The terms of our financing agreements contain limitations on our ability to incur debt. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.
Risks Related to our Common stock
The price of our common stock may be volatile and subject to wide fluctuations.
     The market price of the securities of technology companies has been especially volatile. Thus, the market price of our common stock may be subject to wide fluctuations. If our net sales do not increase or increase less than we anticipate, or if operating or capital expenditures exceed our expectations and cannot be adjusted accordingly, or if some other event adversely affects us, the market price of our common stock could decline. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:
•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates by us or by any securities analysts who might cover our stock, or our failure to meet the estimates made by securities analysts;

•	changes in the market valuations of other companies operating in our industry;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	additions or departures of key personnel; and

•	a general downturn in the stock market.
     The market price of our stock also might decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were to become the subject of securities class action litigation, it could result in substantial costs and a diversion of management’s attention and resources.
We may experience significant period-to-period quarterly and annual fluctuations in our net sales and operating results, which may result in volatility in our share price.
     We may experience significant period-to-period fluctuations in our net sales and operating results in the future due to a number of factors and any such variations may cause our share price to fluctuate. It is likely that in some future period our operating results will be below the expectations of securities analysts or investors. If this occurs, our share price could drop significantly.
     A number of factors, in addition to those cited in other risk factors applicable to our business, may contribute to fluctuations in our sales and operating results, including:
•	the timing and volume of orders from our customers;

•	the rate of acceptance of our products by our customers, including the acceptance of design wins;

•	the demand for and life cycles of the products incorporating our products;

•	the rate of adoption of our products in the end markets we target;

•	cancellations or deferrals of customer orders in anticipation of new products or product enhancements from us or our competitors or other providers;

•	changes in product mix; and

•	the rate at which new markets emerge for products we are currently developing or for which our design expertise can be utilized to develop products for these new markets.
The sale of the our outstanding common stock and exercise of outstanding warrants and options are not subject to lock-up restrictions and may have an adverse effect of the market price of the our stock.
     As of February 28, 2009, approximately 53,196,681 shares of common stock, approximately 3,862,500 options for our stock and warrants exercisable for approximately 356,409 shares of our stock are currently outstanding. Since our common stock, options and warrants are not subject to lock-up restrictions, we cannot assure investors that the holders of our stock will not sell substantial amounts of their holdings of our stock. The sale or even the possibility of sale of such stock or the stock underlying the options and warrants could have an adverse effect on the market price for our securities or on our ability to obtain a future public financing. If and to the extent that warrants and/or options are exercised, stockholders could be diluted.
Future sales of shares could depress our share price.
     If our existing shareholders sell substantial amounts of our common stock in the public market following the filing of this Form 10, the market price of our common stock could decline. Based on shares outstanding as of February 28, 2009, upon filing of this Form 10 we will have outstanding approximately 53,196,681 shares of common stock. If our principal shareholders sell a large number of shares, the market price of our common stock could decline, as these sales may be viewed by the public as an indication of an upcoming or recently occurring shortfall in our financial performance. Moreover, the perception in the public market that these shareholders might sell our common stock could depress the market price of the common stock. Additionally, we may sell or issue shares of common stock in a public offering or in connection with acquisitions, which will result in additional dilution and may adversely affect market prices for our common stock. See “Shares Eligible for Future Sale” on page 60 for more detailed information.
There is no existing market for our common stock, and we do not know if one will develop that will provide you with adequate liquidity.
     Currently, there is no public market for shares of our common stock. Our common stock traded on the AIM of the London Stock Exchange from June 21, 2006 to April 1, 2009 with limited liquidity and high price fluctuations. If we are able to list our common stock on a securities market in the United States, our stock may fluctuate dramatically similar to AIM. We cannot predict when or whether investor interest in our common stock might lead to an increase in its market price or the development of a more active trading market or how liquid that market might become.

Anti-takeover provisions in our organizational documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium
     Our certificate of incorporation includes provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions, including, among other things, provisions that restrict the ability of our shareholders to call meetings and provisions that authorize our board of directors, without action by our shareholders, to issue additional common stock. These provisions could deter, delay or prevent a third party from acquiring control of us in a tender offer or similar transactions, even if such transaction would benefit our shareholders.

Item 2. Financial Information.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          The following discussion should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this Form 10. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Form 10, particularly under the heading “Risk Factors.”
Overview
          We design, develop, manufacture and distribute high performance components for computing devices and systems, including flash memory storage, memory modules, thermal management solutions, AC/DC switching power supply units (PSU’s) and computer gaming solutions. We offer our clients flexibility and customization by providing a broad array of solutions which are interoperable and can be configured alone or in combination to make computers run faster, more reliably, efficiently and cost effectively. We offer more than 550 products to leading retailers, on-line retailers or ‘etailers’ original equipment manufacturers or ‘OEM’s’ and computer distributors such as:
•	SystemMax Inc.;

•	TigerDirect.com, a subsidiary of SystemMax Inc.;

•	Ebuyer.com, operated by Ebuyer (UK) Limited;

•	NewEgg.com, operated by ABS Computer Technologies, Inc.;

•	ASI Corporation;

•	Wave Computer GmbH;

•	Multirama S.A.;

•	Netshop Ltd.;

•	Canada Computers;

•	NCIX.com, a division of Netlink Computer Inc.;

•	Buy.com, operated by Buy.com Inc.;

•	Amazon.com, Inc.;

•	Dell Inc.;

•	eCost.com, a subsidiary of PFSweb, Inc.;

•	Walmart.com, a subsidiary of Wal-Mart Stores, Inc;

•	MicroCenter.com, owned and operated by Micro Electronics, Inc.;

•	ZipZoomFly.com; and

•	MWave.com.
          We have an internationally recognized brand for high performance memory solutions and are a leader in the enthusiast memory solutions market. We derive the approximately 80% of our revenues from sales of memory modules.
We develop flexible and customizable component solutions quickly and efficiently to meet the ever changing market needs and provide superior customer service. We believe our high performance computer components offer the speed, density, size and reliability necessary to meet the special demands of:
•	computer and computer gaming and enthusiasts;

•	mission critical servers and high end workstations;

•	personal computer or ‘PC’ upgrades to extend the useable life of existing PCs;

•	high performance computing and scientific computing;

•	video and music editing;

•	home theatre PCs and digital home convergence products;

•	digital photography and digital image manipulation computers; and

•	industrial equipment and computer systems.
          We perform the majority of our research and development efforts in-house, which increases communication and collaboration between design teams, streamlines the development process and reduces time-to-market.
          We commenced operations in June 2002 and shares of our common stock began trading on the AIM market in 2006. On April 28, 2006, we amended our certificate of incorporation to, among other matters, effect a 3-for-1 forward stock split. In May 2007, we acquired PC Power and Cooling, Inc., a San Diego, California-based, privately-held manufacturer of power supply units. We now offer both PC Power and Cooling, Inc. and OCZ branded PSU’s. In October 2007, we acquired substantially all of the assets of Silicon Data Inc, doing business as Hypersonic PC Systems, a Great Neck, New York-based, privately held manufacturer of high performance gaming PCs and laptops that are primarily aimed at the computer gaming community. On April 2, 2009, our common stock was voluntarily delisted from the AIM market.
          Our fiscal years ended on December 31 from 2002 to 2006. Effective March 1, 2008, we changed our fiscal year end from December 31 to the last day of February resulting in a 14-month period from January 1, 2007 to February 29, 2008. However, for comparison purposes throughout this Form 10, the twelve month period which began March 1, 2007 and ended February 29, 2008 has been presented and is named “the fiscal year ended February 29, 2008.” The comparative period is the twelve months which began January 1, 2006 and ended December 31, 2006 and is named “the fiscal year ended December 31, 2006.” Where appropriate, we provide additional information for the two-month “stub” period beginning January 1, 2007 and ending February 29, 2007.
          During our fiscal year ended February 29, 2008, our products were purchased by over 300 customers, most of which are distributors or etailers in more than 30 countries. For our fiscal year ended February 29, 2008 and the fiscal ended December 31, 2006, our net sales were $118.4 million and $67.772 million, respectively, and our net income (loss) was $1.437 million and ($1.839 million), respectively. For the nine months ended November 30, 2008 and the nine months ended November 30, 2007, our net sales were $114.9 million and $84.7 million, respectively and our net income (loss) was ($11.17 million) and $469,000 respectively.
Revenues and Expenses
          Net sales. The main factors which impact our net sales are unit volumes shipped and average selling prices. The prices for our products range widely depending upon the configuration, and the prices for our components vary based on the type of component. DRAM and flash based products have prices that vary widely on a daily basis in relation to commodity pricing of DRAM and flash memory. As with most electronics-based products, average selling prices typically are highest at the time of introduction of new products which utilize the latest technology and tend to decrease over time as such products mature in the market and are replaced by next generation products.
          Cost of sales. Cost of sales primarily consists of the costs to manufacture our products, including the costs of materials, contract manufacturing, warranty costs, licensing fees and inventory write-offs. The primary factors that impact our cost of sales are the mix of products sold and cost of materials, which include raw material costs and salary and benefits related to production. We expect cost of sales to increase in absolute dollars in the future from an expected increase in net sales. Costs of sales as a percentage of net sales may increase over time if decreases in average selling prices are not offset by corresponding decreases in our costs. Because we do not have long-term fixed supply agreements, our cost of sales is subject to change based on market conditions. In addition, due to daily variance in commodity DRAM and flash pricing, our cost of good may vary widely based on the market price for the materials.
          Research and development expenses. Research and development expenses consist of the personnel and related expenses of our research and development teams, and materials and supplies, consulting services, third party testing services and equipment and facility expenses related to our research and development activities. All research and development costs are expensed as incurred. We expect that research and development expenses will continue to increase in absolute dollars in the future as we increase our investment in developing new products and adding new features in current products, but such expenditures may fluctuate as a percentage of net sales.
          Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries and commissions for our sales and marketing personnel, costs for tradeshows, independent sales representative fees, royalties and marketing programs. From time to time we offer our distributors cooperative marketing funding which has the effect of increasing our expenses. The timing, magnitude and estimated usage of our programs and those of our suppliers, can result in significant variations in reported sales and marketing expenses from period to period. Spending on marketing typically increases in connection with significant product releases by us. We expect sales and marketing expenses to continue to increase in absolute dollars, but that such expenditures will decline as a percentage of net sales.
          General administrative and operations expenses. General, administrative and operations expenses consist primarily of general corporate costs, including personnel expenses, financial reporting, corporate governance and compliance and outside legal, audit and tax fees. Operations expenses consist of product assembly, test, and shipping activities primarily in the Taiwan warehouse. We expect general, administrative and operations expenses to continue to increase significantly on an absolute dollar basis to support our anticipated growth and cover additional costs associated with being a public company, such as regulatory reporting requirements, Sarbanes-Oxley compliance, higher insurance premiums and investor relations, but such expenses may fluctuate as a percentage of net sales.
          Interest expense and other, net. Interest expense and other, net represents the net of our interest expense on the notes payable in connection with the acquisition of PC Power and Cooling, Inc. and Silicon Data Inc., doing business as Hypersonic PC Systems, as well as interest expense for our line of credit with Silicon Valley Bank. We expect increased interest expense as we increase our debt position to fund ongoing growth and future acquisitions.
          Other income (expense), net. Other income (expense) consists primarily of gains and losses from foreign currency transactions.
          Income tax provision. Our income tax provision or benefit is based on our taxable income or loss generated in the jurisdictions in which we operate, currently primarily the United States, Canada, the Netherlands and Taiwan. Our effective tax rate differs from the statutory rate primarily due accrual timing differences, stock based compensation, and net operating losses not utilized. A reconciliation of the federal statutory income tax rate to our effective tax rate is set forth in Note 14 of the Notes to Consolidated Financial Statements.
Critical Accounting Policies
          Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. We evaluate our estimates on an on-going basis, including those related to inventory valuations, income taxes, warranty obligations and stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.
          We believe the following are our most critical accounting policies as they require our more significant judgments in the preparation of our financial statements.
          Revenue recognition. We record all of our product sales net of allowances for returns, product rebates, sales credits, and market development funds. We recognize revenue when there is persuasive evidence of an arrangement, product shipment by a common carrier has occurred, risk of loss passes, the terms are fixed and collection is probable. We generally use customer purchase orders and/or contracts as evidence of an arrangement and the underlying payment terms to determine if the sales price is fixed. We also purchase credit insurance for the majority of our accounts.

          At December 31, 2006 and February 29, 2008, we had shipped merchandise totaling $300,000 and $325,000, respectively, to a customer whose revenues was deferred which was recognized on the income statement on a sell-through basis. The sales and related cost of sales have been removed from the financial information and the income shown as deferred revenue. Deferred revenue as of December 31, 2006 and February 29, 2008 was $89,000 and $92,000, respectively.
          In addition, certain customers have limited product return rights. To estimate reserves for future sales returns, we regularly review our history of actual returns and monitor the inventory levels at our customers. Reserves for future returns are adjusted as necessary, based on returns experience, future expectations and communication with our customers.
          Probability of collection is assessed for each customer as it is subjected to a credit review process that evaluates its financial position, ability to pay, and the potential coverage by our credit insurer. If it is determined from the outset of an arrangement that collection is not probable, the customer is required to pay cash in advance of shipment. We provide for price protection credits on a case-by-case basis after assessing the market competition and product technology obsolescence. These credits are recorded as a reduction to revenue at the time we reduce the product prices in accordance with Emerging Issues Task Force Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products). Credits that we issued pursuant to these provisions were approximately $130,000 and $620,000 for fiscal years ended December 31, 2006 and February 29, 2008, respectively, and $417,000 and $1,023,000 for the 9 months ended November 30, 2007 and 2008, respectively. We do not commit to future price reductions with any of our customers.
          Change in accounting estimate for marketing cooperative accruals. We follow Emerging Issues Task Force (“EITF”) Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products). We have arrangements with resellers of our products to reimburse the resellers for cooperative marketing costs meeting specified criteria. In accordance with EITF Issue No. 01-9, we record advertising costs meeting such specified criteria within sales and marketing expenses in the accompanying consolidated statements of operations. For those advertising costs that do not meet the criteria set forth in EITF Issue No. 01-9, the amounts are recorded as a reduction to sales in the accompanying consolidated statements of operations.
          Product warranties. We offer our customers warranties on certain products sold to them. These warranties typically provide for the replacement of its products if they are found to be faulty within a specified period. Concurrent with the sale of products, a provision for estimated warranty expenses is recorded with a corresponding increase in cost of goods sold. The provision is adjusted periodically based on historical and anticipated experience. Actual expense of replacing faulty products under warranty, including parts and labor, are charged to this provision when incurred.
          Inventory valuation. Inventory is valued at the lower of cost or market value with cost being valued using the average cost method. Inventory consists of raw materials, work in progress and finished goods. We write down inventory for slow moving and obsolete inventory based on assessments of future demands and market conditions.
          Shipping and handling. Historically, amounts billed to customers for shipping and handling have been de minimus. Any such amounts were accounted for as a reduction in general administrative and operations expense due to their immateriality.
          Property and equipment. Property and equipment assets are carried at cost, net of accumulated depreciation. Maintenance, repairs and renewals are expensed as incurred. Depreciation of property and equipment is provided for on a straight line basis over their estimated useful lives as follows:

Equipment:	3 – 5 years
Furniture and fixtures:	3 – 5 years
Vehicles:	3 years

          Impairment of long-lived assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not become recoverable. If the sum of the expected future cash flows, undiscounted and without interest charges is less than the carrying amount of the asset, we recognize an impairment loss based on the estimated fair value of the asset.
          Accounting for income taxes. We account for income taxes under the provisions of Statements of Financial Accounting Standards Number 109 “Accounting for Income Taxes”, which requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company’s financial information or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial information’s carrying amounts and tax basis of assets and liabilities using the enacted tax rates. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized. Our Canadian subsidiary pays taxes in Canada. We do not file consolidated tax returns.
          Inflation. We believe that inflation generally has not had, and in the near future is not expected to have, a material impact on our ongoing operations. However, there can be no assurance that inflation will not have such an effect in future periods.
          Foreign currency translation. The accounts of our operations in Canada, including sales, are maintained in Canadian dollars. All of other accounts are maintained in US dollars. Assets and liabilities are translated into US dollars at rates in effect at the balance sheet date. Revenues, cost of sales and expenses are translated at weighted average rates during the reporting period. Transaction gains/(losses) of approximately ($10,000) and $63,000 were included in other income or expense on the income statement for the fiscal years ended December 31, 2006 and February 29, 2008, respectively.
          Stock-based compensation.
          On January 1, 2006 we adopted SFAS 123R using the modified prospective application method. Under this method, compensation cost recognized for the fiscal years ended December 31, 2006 and February 29, 2008, included: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R.
          Since our stock-based compensation plan was established in December 2004, all options have been issued at or above the estimated fair market value so that there is no intrinsic value to be expensed. Stock based compensation charged to expenses was $227,000 and $822,000 for the years ending December 31, 2006 and February 29, 2008, respectively. As of February 29, 2008, compensation costs related to non vested awards amounted to approximately $1.9 million and will be recognized in the periods to February 29, 2012 over a weighted average term of 19.5 months.
          The fair value of options grants is determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Fiscal Year ended	Fiscal Year Ended
	February 29, 2008	December 31, 2006
Expected dividend	0%	0%
Risk free interest rate	4.7%	4.8%
Expected volatility	0.37%	0.41%
Expected life (in years)	4.28	4.28
Results of Operations

The following table sets forth our financial results, as a percentage of net sales for the periods indicated. Please note the fiscal year change.

	9 months	9 months	12 months	12 months
	ended	ended	ended	ended
	November	November	December 31,	February 29,
	30, 2007	30, 2008	2006	2008
	Unaudited	Unaudited	Audited	Audited
Revenue
Sales — net	100.0%	100.0%	100.0%	100.0%
Cost of sales	81.0%	88.6%	86.8%	80.6%

Gross profit	19.0%	11.4%	13.2%	19.4%

Expenses
Sales and marketing	7.6%	7.3%	46.5%	40.7%
General, administrative and operations	9.1%	11.8%	49.1%	52.3%
Research and development	1.5%	1.4%	4.4%	7.0%

Total operating expenses	18.2%	20.5%	15%	18.9%

Operating profits / (loss)	0.8%	(9.2%)	(1.8%)	0.5%

Other income / (expense)
Other income — net	0.1%	(0.1%)	0.0%	0.2%
Interest and financing costs	(0.2%)	(0.4%)	(1.0%)	(0.2%)

Total other income/ (expense)	(0.1%)	(0.5%)	(1.1%)	0.0%

Profit / (Loss) before tax	0.7%	(9.7%)	(2.9%)	0.4%
Tax (expense) benefit	(0.1%)	0.0%	0.2%	0.8%

Retained profit / (loss)	0.6%	(9.7%)	(2.7%)	1.2%
Comparison of 9 months ended November 30, 2007 and November 30, 2008
          Net sales. Net sales increased by $30.19 million, or 35.65%, from $84.67 million to $115.2 million for the nine months ended November 30, 2007 and November 30, 2008, respectively. This was due primarily to growth in sales of units, which was primarily due to the introduction and growth of our new products coupled with the expansion of our sales channels outside of North America. For the nine months ended November 30, 2007 customers in North and South America, Asia, EMEA accounted for approximately 51%, 2% and 47%, of our net sales, respectively, as compared to 46%, 4% and 50%, respectively, for the nine months ended November 30, 2008.
          Cost of sales. Cost of sales increased by $33.24 million, or 48.48%, from $68.59 to $101.82 million for the nine months ended November 30, 2007 and November 30, 2008, respectively. Cost of sales as a percentage of net sales was 81% and 88.6% for nine months ended November 30, 2007 and November 30, 2008, respectively. The increase in absolute dollars of cost of sales was attributable to the increase in net sales. The higher cost of sales as a percentage of net sales was driven by an increase in product mix of lower product margins, such as flash, PSU’s and volume memory.
          Research and development expenses. Research and development expenses increased by $361,000, or 28%, from $1.293 to $1.654 million for the nine months ended November 30, 2007 and November 30, 2008, respectively. Research and development expenses were 1.5% and 1.4% of net sales for the nine months ended November 30, 2007 and November 30, 2008, respectively. The increase in absolute dollars was primarily due to an increase of $117,000 in salary and benefits resulting from growth in research and development personnel, and an increase of $174,000 in development costs associated with new products. The increase in personnel was primarily related to expanded product development initiatives.
          Research and development expenses include stock-based compensation expense of $91,229 and $78,398 for the nine months ended November 30, 2007 and November 30, 2008, respectively.
          Sales and marketing expenses.    Sales and marketing expenses increased by $1.876 million, or 29%, from $6.460 million to $8.336 million for the nine months ended November 30, 2007 and November 30, 2008, respectively. Sales and marketing expenses were 7.6% and 7.3% of net sales for the nine months ended November 30, 2007 and November 30, 2008, respectively. The increase in absolute dollars was primarily due to an increase of $519,000 in compensation and benefits resulting from growth in sales and marketing personnel and $822,000 of marketing programs and activities.
          Sales and marketing expenses include stock-based compensation expense of $225,825 and $205,085 for the nine months ended November 30, 2007 and November 30, 2008, respectively.
          General, administrative and operations expenses.    General, administrative and operations expenses increased by $5.885 million, or 76.6%, from $7.688 million to $13.573 million for the nine months ended November 30, 2007 and November 30, 2008, respectively. General, administrative and operations expenses were 9.1% and 11.8% of net sales for the nine months ended November 30, 2007 and November 30, 2008, respectively. The increase in absolute dollars was primarily due to an increase of $1.446 million in salary and benefits of which $644,000 related to the operations in Taiwan, an increase of $1.531 million in shipping costs, an increase of $440,000 in facility expenses, an increase of approximately $409,000 in legal fees (of which approximately $200,000 related to this Form 10), and an increase of $1.584 million in bad debt expense.
          General and administrative expenses include stock-based compensation expense of $327,947 and $368,516 for the nine months ended November 30, 2007 and November 30, 2008, respectively.
          Interest and other expense, net.    Interest and other expense increased by $262,000 or 152%, from $172,000 interest and other income net decreased by $252,000 from 94,000 gain to 158,000 loss for the nine months ended November 30, 2007 and November 30, 2008, respectively, of which $172,000 and $434,000 respectively, were interest expenses. The increase was primarily due to higher borrowing levels in the nine months ended November 30, 2008 as compared to the nine months ended November 30, 2007, when a capital fundraising had occurred.
          Provision for income taxes.    Provision (credit) for income taxes changed from a provision for taxes of $107,000 for the nine months ended November 30, 2007 to a credit for income taxes of $52,000 for the nine months ended November 30, 2008. The effective tax rate was 33% and 24% for the nine months ended November 30, 2007 and November 30, 2008, respectively. The decrease in the effective tax rate was the result of the impact of deferred tax credits on a lower taxable income.
Comparison of Fiscal Years Ended December 31, 2006 and February 29, 2008
          Net sales.    Net sales increased by $50.6 million, or 75%, from $67.8 million to $118.4 million, for the fiscal years ended December 31, 2006 and February 29, 2008, respectively. This was due primarily to an increase in unit volumes. For the fiscal year ended February 29, 2008, the approximate number of units sold increased 192% to $2.115 million compared to $724,000 for the fiscal year ended December 31, 2006. Growth in unit volumes was primarily due to the introduction and growth of our new products coupled with the expansion of our sales channels outside of North America.
          Cost of sales.    Cost of sales increased by $ 36.6 million, or 62%, from $58.8 million to $95.4 million for the fiscal years ended December 31, 2006 and February 29, 2008, respectively. Cost of sales as a percentage of net sales was 86.8% and 80.6% for the fiscal years ended December 31, 2006 and February 29, 2008, respectively. The increase in absolute dollars of cost of sales was attributable to the increase in net sales. The lower cost of sales as a percentage of net sales in fiscal year ended February 29, 2008 was driven by an increase in product mix of products such as high performance memory modules and power supplies which have a higher gross product margins.
          Cost of sales does not include any stock-based compensation expense for the fiscal years ended December 31, 2006 and February 29, 2008, respectively.
          Research and development expenses.    Research and development expenses increased by $1.118 million, or 247%, from $452,000 to $1.57 million for the fiscal years ended December 31, 2006 and February 29, 2008, respectively. Research and development expenses were 7% and 4.4% of net sales for the fiscal years ended February 29, 2008 and December 31, 2006, respectively. The increase in absolute dollars was primarily due to an increase of $795,000 in salary and benefits resulting from growth in research and development personnel, including higher stock-based compensation expense of $91,000, and an increase of $215,000 in development costs associated with new products. The increase in personnel was primarily related to expanded product development initiatives.
          Research and development expenses include stock-based compensation expense of $8,000 and $99,000 for the fiscal years ended December 31, 2006 and February 29, 2008, respectively.
          Sales and marketing expenses.    Sales and marketing expenses increased by $4.4 million, or 93%, from $4.735 million to $9.125 million for the fiscal years ended December 31, 2006 and February 29, 2008, respectively. Sales and marketing expenses were 46.5% and 40.7% of net sales for the fiscal years ended December 31, 2006 and February 29, 2008, respectively. The increase in absolute dollars was primarily due to an increase of $1.9 million in compensation and benefits resulting from growth in sales and marketing personnel, including higher stock-based compensation, $1.8 million of marketing programs and activities, and $470,000 in travel and entertainment costs.
          Sales and marketing expenses include stock-based compensation expense of $78,000 and $272,000 for the fiscal years ended December 31, 2006 and February 29, 2008, respectively.
          General, administrative and operations expenses.    General, administrative and operations expenses increased by $6.7 million, or 134%, from $5 million to $11.7 million for the fiscal years ended December 31, 2006 and February 29, 2008, respectively. General, administrative and operations expenses were 49.1% and 52.3% of net sales for the fiscal years ended December 31, 2006 and February 29, 2008, respectively. The increase in absolute dollars was primarily due to an increase of $2.6 million in salary and benefits of which $550,000 related to the operations in Taiwan, an increase of $1.8 million in shipping costs, an increase of $370,000 in facility expenses, an increase of $221,000 in professional fees, an increase of $311,000 in public company costs, and an increase of $148,000 in depreciation expense.
          General and administrative expenses include stock-based compensation expense of $142,000 and $452,000 for the fiscal years ended December 31, 2006 and February 29, 2008, respectively.
          Interest and other expense, net.    Interest and other expense increased by $679,000, or 95%, from $330,000 to $712,000 for the fiscal years ended December 31, 2006 and February 29, 2008, respectively, of which $289,000 and $682,000, respectively, was interest expense. The increase was primarily due to higher borrowing levels to support the working capital needs associated with the increased revenue levels in the fiscal year ended February 29, 2008 as compared to fiscal year ended December 31, 2006.
          Provision for income taxes.    The income tax (provision) benefit amounted to $120,000 and $936,000 for the fiscal years ended December 31, 2006 and February 29, 2008, respectively. The effective tax rates of (6%) and (186%) for the fiscal years ended December 31, 2006 and February 29, 2008, respectively, reflect the estimated tax benefit of net operating loss carry forwards and other deferred taxes, net of valuation allowances.
Liquidity and Capital Resources
          Since our inception, we have financed our growth primarily with funds generated from operations, receivable financing, and from equity offerings on AIM in accordance with Regulation S. Our cash and cash equivalents were $1.423 million as of December 31, 2006, $1.544 million as of February 29, 2008, $1.643 million as of November 30, 2007, and $409,000 as of November 30, 2008.
          Operating Activities.    Net cash used by operating activities was $7.2 million for the nine months ended November 30, 2007 compared to $957,000 for the nine months ended November 30, 2008. The $6.2 million reduction in net cash used by operating activities was due to a decrease in both inventories of $3.9 million and in prepaid expenses of $2.7 million, increased growth in both accounts payable of $3.8 million and in accrued expenses of $2.4 million, partially offset by a decrease in accounts receivable of $4.4 million and decreased net income of $11.6 million. The increase in accounts receivable was principally due to higher sales levels; but at a lower growth rate reflecting improved collection management. The increases in accounts payable was due to the ability to negotiate longer payment terms and an increase in the sales mix of power supplies which have longer payment terms. We anticipate that accounts receivable, inventory and accounts payable will continue to increase to the extent we continue to grow our product line and our business.
          Net cash used by operating activities was $11.4 million and $9.9 million for fiscal years ended December 31, 2006 and February 29, 2008, respectively. Net cash used by operating activities for fiscal year ended December 31, 2006 was due primarily to an increase in accounts receivable of $11.6 million and in inventories of $1.9 million, a net loss of $1.8 million, partially offset by an increase in accounts payable of $2.9 million. Net cash used by operating activities for the fiscal year ended February 29, 2008 was due primarily to increases in inventories of $10.5 million, in accounts receivable of $7.4 million, and in prepaid expenses of $2.1 million, partially offset by an increase in accounts payable of $7.6 million, and net income of $1.4 million. The increases in accounts receivable, inventory and accounts payable for fiscal years ended December 31, 2006 and February 29, 2008 were primarily due to higher sales levels, while increases in accounts payable was due to the ability to negotiate longer payment terms and an increase in the sales mix of power supplies which have longer payment terms. We anticipate that accounts receivable, inventory and accounts payable will continue to increase to the extent we continue to grow our product line and our business.
          Investing activities.    Net cash used by investing activities was $9.04 million for the nine months ended November 30, 2007 compared to $1.32 million for the nine months ended November 30, 2008. The decrease in investing activity was primarily due to the acquisition of PC Power and Cooling, Inc. during the nine months ended November 30, 2007.
          Net cash used by our investing activities was $0.8 million and $9.3 million for fiscal years ended December 31, 2006 and February 29, 2008, respectively. Of these amounts, $0.8 million and $1.5 million in fiscal years ended December 31, 2006 and February 29, 2008, respectively, were related to the purchase of fixed assets to support our growth and establishment of a warehouse and manufacturing facility in Taiwan. In the fiscal year ended February 29, 2008, we used $7.8 million for the acquisitions of PC Power and Cooling, Inc. and Silicon Data Inc., doing business as Hypersonic PC Systems. The expansion of our manufacturing capability has to date not been capital intensive as our internal manufacturing has historically been limited to assembly and test while board level assembly was outsourced. In August 2008, we acquired our first surface mount technology (SMT) line as a beginning to move memory module manufacturing in-house. We expect to make additional capital investments in the future to expand this in-house manufacturing as well as our assembly and test capabilities. We will also invest in our infrastructure in order to improve our controls and procedures as part of growing our business and meeting regulatory requirement associated with being a public company.
          Financing activities.    Net cash provided by financing activities was $17.11 million for the nine months ended November 30, 2007 compared to net cash provided by financing activities of $1.43 million for the nine months ended November 30, 2008. For the nine months ended November 30, 2007, the decrease in financing activity was primarily due to an equity offering on AIM in accordance with Regulation S, which generated approximately $15 million of cash (net of costs), of which $3 million was used to repay bank debt. We also issued $2 million of notes payable in connection with the PC Power and Cooling, Inc. acquisition. For the nine months ended November 30, 2008, increases in bank debt provided $1.534 million of cash.
          Net cash provided by our financing activities was $13.6 million and $19.9 million for fiscal years ended December 31, 2006 and February 29, 2008, respectively. Cash provided by financing activities was primarily from our initial listing on AIM on June 21, 2006 and follow-on offerings in accordance with Regulation S of approximately $1.7 million and $15.3 million in October 2006 and May 2007, respectively. Increases in bank loans provided approximately $3.8 million of cash in each fiscal year.
          Other factors affecting liquidity and capital resources
          We have historically generated cash from funds generated from operations, equity offerings and debt financing such as receivable factoring, increased trade terms from vendors, and bank lines of credit as we have grown. In November 2008, our line of credit with Silicon Valley Bank was increased from $10 million to $12 million. As discussed in the next paragraph, our line of credit with Silicon Valley Bank was reduced back to $10 million in February 2009. We expect to experience continued growth in our working capital requirements as we continue to expand our business and the February 2009 reduction of our line of credit has made it necessary for us to seek additional debt and equity financing to sustain our growth. We cannot assure that we will find additional debt or equity financing allowing us to grow. We intend to fund this continued expansion through cash generated by operations, increased debt facilities, and proceeds from any equity offerings. We anticipate that working capital will constitute a material use of our cash resources.
          As of November 30, 2008, we were not in compliance with two of financial covenants in the Loan Agreement. In February 2009, in connection with the execution of an Amendment, we received a waiver from our lender for these covenants but our line of credit was reduced back to $10 million. There is no assurance that we will not become out of compliance with one or more covenants of our Loan Agreement in the future. If we are in violation of covenants in the Loan Agreement and do not receive a waiver, the lender could choose to accelerate payment on all outstanding loan balances. There can be no assurance that we would be able to quickly obtain equivalent or suitable replacement financing in this event. If we are unable to secure alternative sources of funding, such acceleration would have a material adverse impact on our financial condition.
          Our long-term future capital requirements will depend on many factors, including our level of revenues, the timing and extent of spending to support our product development efforts, the expansion of sales and marketing activities, the timing of our introductions of new products, the costs to ensure access to adequate manufacturing capacity and the continuing market acceptance of our products. We could be required, or could elect, to seek additional funding through public or private equity or debt financing and additional funds may not be available on terms acceptable to us or at all.
Recently Issued Accounting Standards
          FIN 48. In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS no. 109 (“FIN 48”). FIN 48 prescribes guidance to address inconsistencies among entities with the measurement and recognition in accounting for income tax positions for financial statement purposes. Specifically FIN 48 requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. FIN 48 is effective for years beginning after December 15, 2006. The adoption of FIN 48 did not have a material effect on our financial statements. As at the appropriate balance sheet dates we did not have any examinations by an appropriate taxing authority ongoing, and are not aware of any uncertain tax positions in any of the jurisdictions in which we operate.
          SFAS No. 141 (revised).  In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised) (“SFAS 141(R)”), Business Combinations. The standard changes the accounting for business combinations by requiring that an acquiring entity measure and recognize identifiable assets acquired and liabilities assumed at the acquisition date fair value with limited exceptions. The changes include the treatment of acquisition-related transaction costs, the valuation of any noncontrolling interest at acquisition date fair value, the recording of acquired contingent liabilities at acquisition date fair value and the subsequent re-measurement of such liabilities after the acquisition date, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals subsequent to the acquisition date, and the recognition of changes in the acquirer’s income tax valuation allowance. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The accounting treatment related to pre-acquisition uncertain tax positions will change when SFAS 141(R) becomes effective, which will be in the first quarter of the our fiscal year ending February 28, 2010. At such time, any changes to the recognition or measurement of uncertain tax positions related to pre-acquisition periods will be recorded through income tax expense, whereas currently the accounting treatment would require any adjustment to be recognized through the purchase price. We are assessing the impact of SFAS 141(R) to our future consolidated financial statements.
          SFAS No. 157. In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. SFAS 157 does not expand or require any new fair value measures. The provisions of SFAS 157 are to be applied prospectively and are effective for financial statements issued for fiscal years beginning after November 15, 2007. We have adopted SFAS 157, and such adoption has not had a material impact on our consolidated results of operations and financial position.
Off-Balance Sheet Arrangements
          We do not have any off-balance sheet arrangements.
Item 3. Properties.
          We lease the following properties:

Property	Square Feet	Lease Expiration	Property Uses
6373 San Ignacio Avenue	41,000	July 31, 2011	-Corporate Headquarters
San Jose, California, USA			-General, administrative, sales and marketing office
			-Research and Development
			-Warehouse

160 Konrad Crescent, Unit #1,	3,375	June 30, 2010	-Sales and marketing office
Markham, Ontario, Canada			-Warehouse

Kleveringweg 23, Unit 6	3,229	May 31, 2010	-Sales and marketing office
Delft, The Netherlands			-Warehouse

16F-3, No. 700, Chung Cheng Road	2,334	August 31, 2009	-Sales and marketing office
Chung Ho City, Taipei County			-Research and Development
Taiwan, 235, RoC			-Purchasing

No. 165, Changrong Road,	40,920	June 15, 2011	-Research and Development
Lujhu Township, Taiwan RoC			-Manufacturing
			-Warehouse

5995 Avenida Encinas, Suite 101	13,031	March 31, 2012	-Research and Development
Carlsbad, California, USA			-Warehouse

Item 4. Security Ownership of Certain Beneficial Owners and Management.
          Set forth below, as of February 28, 2009, are (i) all persons (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act) who we know to be the beneficial owner of more than 5% of our common stock and the number of shares they beneficially own and (ii) each of the directors, each of the executive officers and all directors and executive officers as a group and the number of shares they beneficially own. On February 28, 2009, 53,196,681 shares of our common stock were issued and outstanding. Unless otherwise indicated, all persons named as beneficial owners of our common stock have sole voting power and sole investment power with respect to the shares indicated as beneficially owned.
          Unless otherwise indicated, all persons named below can be reached at OCZ Technology Group, Inc., 6373 San Ignacio Avenue, San Jose, California 95119.

	Number of Shares
	Beneficially
Name and Address of Beneficial Owner (1)	Owned (2)	Percent (3)
Cim Investment Management	3,500,000	6.58%

1 Regent Street
London SW1Y 4NS
United Kingdom

Arthur Armagast (4)	10,172,000	19.12%

Ryan Petersen(5)	12,500,000	23.50%

Kerry T. Smith(6)	17,537	*

Alex Mei (7)	695,000	1.29%

George Kynoch (8)	173,000	*

Quentin Solt (9)	701,145	1.31%

Directors and executive officers as a group (5 persons)(10)	14,086,682	26.03%

*	Represents less than 1% of the issued and outstanding shares of our common stock on February 28, 2009.

(1)	Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2)	Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of their options. Except as otherwise noted, options granted under the OCZ Technology Group, Inc. 2004 Stock Incentive Plan are immediately exercisable, subject our right to repurchase unvested shares upon termination of employment or other service at a price equal to the option exercise price.

(3)	Calculated on the basis of 53,196,681 shares of common stock outstanding as of February 28, 2009 provided that any additional shares of common stock that a stockholder has the right to acquire within 60 days after February 28, 2009 are deemed to be outstanding for the purpose of calculating that stockholder’s percentage beneficial ownership.

(4)	Includes 6,000,000 shares held by Pearl Investments LLC. Mr. Armagast has sole voting and dispositive power with respect to these shares. Also includes 3,672,000 shares held by The Arthur P. Armagast Trust and 500,000 shares held by The Christine Armagast Trust. Mr. Armagast is the trustee of both trusts.

(5)	Includes 11,967,856 shares held by the Petersen Family Trust and 532,144 shares held by the Ryan Petersen Annuity Trust. Mr. Petersen, as trustee of these trusts, has voting and dispositive power over these securities.

(6)	Mr. Smith is entitled by his December 2008 employment agreement to shares of our common stock equal to $120,000 divided by the fair market value of our common stock. These shares have not yet been issued by us. Using the closing price of our common stock on AIM on March 30, 2009, Mr. Smith would be entitled to 1,000,000 shares in addition to the 17,537 which he currently owns.

(7)	Includes 620,000 shares subject to immediately exercisable options, of which 432,175 shares will be vested within 60 days after February 28, 2009.

(8)	Includes 150,000 shares subject to immediately exercisable options, of which 93,150 shares will be vested within 60 days after February 28, 2009.

(9)	Includes 150,000 shares subject to immediately exercisable options, of which 93,150 shares will be vested within 60 days after February 28, 2009.

(10)	Includes 920,000 shares subject to immediately exercisable options, of which 618,475 shares will be vested within 60 days after February 28, 2009.

Item 5. Directors and Officers.
MANAGEMENT
Executive Officers and Directors
          Set forth below are the names, ages, tenure with us, and positions of those persons who are our executive officers and directors. Each director serves for a three-year term expiring at the annual meeting of stockholders in the year indicated in the section titled “Composition of the Board of Directors” below.

Name	Age	Position(s)	Director/Officer Since
Ryan Petersen	33	Chief Executive Officer and Director	2002
Kerry T. Smith	47	Chief Financial Officer and Director	2009
Alex Mei	33	Executive Vice President, Chief Marketing Officer and Director	Director since 2007; Officer since 2004
George Kynoch	62	Chairman of the Board	2006
Quentin Solt	43	Director	2006
Executive Officers and Directors
          Ryan Petersen has served as Chief Executive Officer and a member of our Board of Directors (the “Board”) since founding OCZ in 2002. Mr. Petersen is the inventor or co-inventor of much of OCZ’s proprietary technology.
          Kerry T. Smith has served as our Chief Financial Officer and a member of our Board since March 2009. Mr. Smith joined us in January 2009 as our Executive Vice President, Corporate Development and General Counsel. Mr. Smith previously was a corporate and securities partner with the international law firm of DLA Piper (US) LLP from January 2006 until December 31, 2008. From April 2002 until January 2006, he was a corporate and securities partner with Pillsbury Winthrop Shaw and Pitman LLP. Mr. Smith also spent several years in public accounting and holds a CPA certificate (inactive). He is licensed to practice law in California and Illinois. Mr. Smith holds a B.S. in Accountancy from the University of Illinois, Urbana-Champaign and a J.D. from Loyola University School of Law.
          Alex Mei has served as a member of our Board since April 2007. In February 2006, Mr. Mei became our Executive Vice President, Chief Marketing Officer and Director, responsible for our branding, product launches, channel support, and public relations. From October 2004 to February 2006, Mr. Mei served as our Senior Vice President of Marketing. From 1999 to 2003, Mr. Mei served as global marketing manager of First International Computer Inc. Mr. Mei also serves as Chief Executive Officer and Editor-in-Chief of TackleTour LLC, a privately held company. Mr. Mei holds a B.S. in Marketing Management from California Polytechnic State University, San Luis Obispo.
Outside Directors
          George Kynoch has served as Chairman of the Board and director since June 2006. Mr. Kynoch was chief executive of G & G Kynoch plc, the predecessor of Kynoch Group plc, now called Bioquell PLC, a UK-based design and manufacturing private company. Mr. Kynoch remained a director of this company until 1995. Over the past five years, Mr. Kynoch has served as a consultant and non-executive chairman or director of several United Kingdom companies, including Talent Group PLC, ToLuna PLC, and TepExchange Group PLC. Mr. Kynoch was the Scottish Office Industry and Local Government Minister from 1995 to 1997, while serving as a Member of the UK Parliament between 1992 and 1997. Mr. Kynoch holds a Bachelor of Science degree in Mechanical Engineering from the University of Bristol.
          Quentin Solt has served as a member of our Board since June 2006. Mr. Solt is an English solicitor who trained with Pinsent & Co. in Birmingham. From 1990 to 2002, Mr. Solt worked at the London law firm of Berwin

Leighton Paisner, where he became a partner and head of the technology corporate finance team. For the past five years he has been self-employed, providing legal and business advisory services. Mr. Solt was one of the founders and is currently a non-executive director of Eurovestech plc, a technology investment company which is admitted to trading on AIM. Mr. Solt holds a degree from the College of law, Guildford, and a Bachelor of Laws from Birmingham University.
          None of our directors, nominees for director or executive officers were selected pursuant to any arrangement or understanding, other than with our directors and executive officers acting within their capacity as such. There are no family relationships among our directors or executive officers and, other than as set forth above, as of the date hereof, no directorships are held by any director in a company which has a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940. Officers serve at the discretion of the Board.
Composition of the Board of Directors
          Our Board currently consists of five directors, who each served staggered, three year terms of office. The name, term and position on committees of our Board, if any, are as follows:

	Term Expires at the
	Annual Meeting of		Remuneration
Director	Stockholders in:	Audit Committee	Committee

George Kynoch	2009	Chair	Member
Quentin Solt	2009	Member	Chair
Ryan Petersen	2010
Alex Mei	2010
Kerry T. Smith	2011
Board Committees
          Our Board has established the following committees: an audit committee and a remuneration committee. Our Board may, from time to time, establish other committees.
          Audit Committee
          Our audit committee oversees our corporate accounting and financial reporting process and assists the Board in monitoring our financial systems and our legal regulatory compliance. Our audit committee will also:
•	oversee the work of our independent auditors;

•	approve the hiring, discharging and compensation of our independent auditors;

•	review the qualifications and independence of our independent auditors’ monitor the rotation of partners of the independent auditors on our engagement team as required by law;

•	review our financial statements and review our critical accounting policies and estimates’;

•	review the adequacy and effectiveness of our internal controls; and

•	review and discuss with management and the independent auditors the results of our annual audits, our quarterly financial statements and our publicly filed reports.
          The members of our audit committee are George Kynoch and Quentin Solt. Mr. Kynoch is our acting audit committee chairman. Our Board has concluded that the composition of our audit committee meets the requirements for independence under the rules and regulations of the SEC.
          Remuneration Committee

          Our remuneration committee reviews and recommends policy relating to compensation and benefits of our officers and directors, administers our stock option and benefit plans and reviews general policy relating to compensation and benefits. Duties of the remuneration committee include:
•	review and approving corporate goals and objectives relevant to compensation of the chief executive officer and other executive officers;

•	evaluating the performance of the chief executive officer and other executive officers in light of those goals and objectives;

•	setting compensation of the chief executive officer and other executive officers;

•	administering the issuance of stock options and other awards to executive officers and directors under our stock plan; and

•	reviewing and evaluating, at least annually, the performance of the remuneration committee and its members, including compliance of the remuneration committee with its charter.
          The current members of the remuneration committee are George Kynoch and Quentin Solt. Mr. Solt is our acting remuneration committee chairman. Our Board has concluded that the composition of our remuneration committee meets the requirements for independence under the rules and regulations of the SEC.
Conflicts of Interest
          Certain of our officers and directors may be directors and/or principal shareholders of other companies and, therefore, could face conflicts of interest with respect to potential acquisitions. In addition, our officers and directors may in the future participate in business ventures, which could be deemed to compete directly with us. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event our officers or directors are involved in the management of any firm with which we transact business. Our Board has adopted a policy that OCZ will not seek a merger with, or acquisition of, any entity in which management serves as officers or directors, or in which they or their family members own or hold a controlling ownership interest. Although the Board could elect to change this policy, it has no present intention to do so.
Director Compensation
          Under our director compensation policy, we reimburse non-employee directors for reasonable expenses in connection with attendance at board and committee meetings. There are no per meeting fees paid. Non-employee directors are also eligible to receive stock options with a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant. Director compensation is reviewed and benchmarked against comparable companies by our remuneration committee.
          The following table sets forth information concerning compensation paid or accrued for services rendered to us by members of our Board of Directors for the fiscal year ended February 29, 2008.

	Fees earned or	Option
Name(1)	paid in cash	Awards(2)(3)	Total
George Kynoch	$79,200	$23,863	$103,063

Quentin Solt	$49,500	$23,863	$ 73,363

(1)	See the Summary Compensation Table for disclosure related to Ryan Petersen, Kerry T. Smith and Alex Mei, who are our Chief Executive Officer, Chief Financial Officer and Chief Marketing Officer, respectively. Messrs. Petersen, Smith and Mei, as employee directors, did not receive any additional compensation for their services as a member of our Board of Directors.

(2)	Amounts represent the aggregate compensation expense recognized by us for financial statement reporting purposes for the fiscal year ended February 29, 2008 related to grants of stock options, calculated in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised 2004)(“SFAS 123(R)”) without regard to estimated forfeitures. See Note 3 of Notes to Consolidated Financial Statements for a discussion of valuation assumptions made in determining the grant date fair value and compensation expense of our stock options.

(3)	As of the fiscal year ended February 29, 2008, each of George Kynoch and Quentin Solt held an aggregate of 150,000 shares subject to stock options outstanding.
          George Kynoch has a written consulting agreement with OCZ in connection with his position as a director. The consulting agreement provided for compensation of £40,000 (approximately $60,000) per year for his service as a member of the Board, a member of each of the compensation and audit committees, Chairman of the Board and Chairman of the audit committee. The Board subsequently increased Mr. Kynoch’s compensation to £54,000 (approximately $81,000). If Mr. Kynoch’s services to OCZ exceed an aggregate of three days in any single month, then he receives £1,000 (approximately $1,500) per eight hours of service to the Board in excess of the three days. In connection with his services on the Board, Mr. Kynoch has received options to purchase 150,000 shares of OCZ’s common stock.
          Quentin Solt has a written consulting agreement with OCZ in connection with his position as a director. The consulting agreement provided for compensation of £25,000 (approximately $37,500) per year for his service as a member of the Board, a member of each of the compensation and audit committees and Chairman of the remuneration committee. The Board subsequently increased Mr. Solt’s compensation to £36,000 (approximately $54,000). If Mr. Solt’s services to OCZ exceed an aggregate of three days in any single month, then he receives £1,000 (approximately $1,500) per eight hours of service to the Board in excess of the three days. In connection with his services on the Board, Mr. Solt has received options to purchase 150,000 shares of OCZ’s common stock.
Code of Business Conduct and Ethics
          Prior to the effectiveness of this Form 10, we expect to adopt a code of business conduct and ethics that is applicable to all of our employees, officers and directors.
Item 6. Executive Compensation.
          The following table summarizes the compensation paid to our Chief Executive Officer, Chief Financial Officer and our two other principal executive officers (collectively, the “named executive officers”) for services rendered in all capacities to us during the fiscal year ended February 29, 2008 and the 12 month period ended December 31, 2006.

SUMMARY COMPENSATION TABLE
				Option	All Other
		Salary	Bonus	Awards	Compensation	Total
Name and Principal Position	Year	($)	($) (1)	($) (2)	($)	($)
Ryan Petersen	Fiscal Year ended 2008	$250,000	$3,000	—	—	$253,000
Chief Executive Officer	12 months ended 2006	$192,000	—	—	—	$192,000

Kerry T. Smith (3)	Fiscal Year ended 2008	—	—	—	—	—
Chief Financial Officer	12 months ended 2006	—	—	—	—	—

Alex Mei	Fiscal Year ended 2008	$155,000	$106,000 (4)	$84,616	—	$345,616
Chief Marketing Officer	12 months ended 2006	$145,000	—	$18,224	—	$163,224

Arthur Knapp (5)	Fiscal Year ended 2008	$150,,000	$4,500	$61,358	—	$215,,858
Former Chief Financial	12 months ended 2006	$120,000	—	$17,601	—	$137,601
Officer

(1)	From time to time, the Board will review quarterly results and, based on those results, will determine whether employees are entitled to receive bonuses. Historically, the Board has not set pre-established targets for bonuses.

(2)	Amounts represent the aggregate expense recognized for financial statement reporting purposes for the fiscal year ended February 29, 2008 calculated in accordance with SFAS No. 123(R) without regard for estimated forfeitures. See Stock Based Compensation in the Management’s Discussion and Analysis for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(3)	Mr. Smith joined us as our Senior Vice President and General Counsel on January 1, 2009 at a base salary of $400,000 with a guaranteed bonus of $100,000 and an additional bonus of $120,000 worth of fully vested common stock. In March 2009, Mr. Smith became our Chief Financial Officer.

(4)	Represents $6,000 discretionary bonus and $100,000 to recognize successful marketing and branding efforts.

(5)	Mr. Knapp resigned as our Chief Financial Officer in March 2009.
Outstanding Equity Awards at February 29, 2008
          We have granted and plan to continue to grant options to purchase our common stock to executive officers, employees and other service providers. The following table provides information concerning options outstanding as the fiscal year ended February 29, 2008 to our named executive officers:

Option Awards (1)
Equity Incentive Plan
		Number of	Awards:
	Number of Securities	Securities	Number of Securities
	Underlying	Underlying	Underlying
	Unexercised Options	Unexercised	Unexercised Unearned	Option	Option
	(#)	Options (#)	Options	Exercise Price	Expiration
Name	Exercisable	Unexercisable	(#)	($)	Date
Ryan Petersen	—	—	—	—	—
Chief Executive Officer

Kerry T. Smith	—	—	—	—	—
Chief Financial Officer

Alex Mei	167,400	452,600	—	$0.25-$3.31	10/19/14 to 06/01/17
Chief Marketing Officer

Arthur Knapp (2)	126,000	279,000	—	$1.20-$3.31	06/14/16 and 06/01/17
Former Chief Financial Officer

(1)	Unless otherwise noted, all option grants are immediately exercisable, subject to our right to repurchase shares upon termination of employment or other service which right lapses in accordance with the vesting schedule of the option.

(2)	Mr. Knapp resigned as our Chief Financial Officer in March 2009.
Employment Agreements
          We have entered into executive employment agreements with each of our named executive officers. The executive employment agreements contain the executive officers’ initial base salaries, which may have since been increased by the Board, bonus opportunities, certain stock option grants and other employee benefits. Each of our executive officers are at-will employees. The base salaries of each of the named executive officers are reflected in the Summary Compensation Table above. In March 2008, we implemented raises of 30% — 37% over 2007 salaries.
          Mr. Petersen has signed an executive employment agreement which provides for at-will employment, salary, stock options and right to participate in our employee benefit plans. Mr. Smith is subject to an executive employment agreement in which we have agreed to pay severance of 6 months of base salary plus one half of his annual bonus and cause all his unvested shares and options to become fully vested if he is terminated without cause or he leaves for good reason, provided that he signs a general release of all claims in our favor. Additionally, we have agreed in Mr. Smith’s executive employment agreement to pay him if there is a change of control in the first year of his employment an amount equal to 6 months of base salary plus one half of his annual bonus as well as cause all of his unvested shares or options to become fully vested. Currently, Mr. Smith has no unvested shares or options. Mr. Mei is subject to an executive employment agreement in which we have agreed to pay severance of 3 months of base salary if he is terminated without cause, provided that he signs a general release of all claims in our favor.
          Bonuses for our named executive officers are currently determined on a case-by-case basis by the remuneration committee based on a mix of company and individual performance objectives. The Board has in the past authorized annual bonuses to its named executive officers. We have also entered into indemnification agreements with our directors and officers. We enter into agreements with all of our employees containing confidentiality provisions.

Severance Terms and Change of Control Provisions
          Mr. Smith is subject to an executive employment agreement in which we have agreed to pay severance of 6 months of base salary plus one half of his annual bonus and cause all his unvested shares and options to become fully vested if he is terminated without cause or he leaves for good reason, provided that he signs a general release of all claims in our favor. Additionally, we have agreed in Mr. Smith’s executive employment agreement to pay him if there is a change of control in the first year of his employment an amount equal to 6 months of base salary plus one half of his annual bonus as well as cause all of his unvested shares or options to become fully vested. Currently, Mr. Smith has no unvested shares or options.
          Mr. Mei is subject to an executive employment agreement in which we have agreed to pay severance of 3 months of base salary if he is terminated without cause, provided that he signs a general release of all claims in our favor.
401(k) Defined Contribution Deferred Income Qualified Retirement Plan
          We have a tax-qualified employee savings and retirement plan, or 401(k) plan which generally covers our employees. The plan is intended to qualify under Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended, so that contributions, and income earned thereon, are not taxable to employees until withdrawn from the plan. Under the plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($15,500 in calendar year 2008) and have the amount of the reduction contributed to the plan. The plan also permits, but does not require, us to make matching contributions and profit-sharing contributions to the plan on behalf of participants. In addition, eligible employees may elect to contribute an additional amount of their eligible compensation as a catch-up contribution to the 401(k) plan provided that such employees are age 50 or older ($5,000 in calendar year 2008). As a tax-qualified plan, we generally deduct contributions to the 401(k) plan when made, and such contributions are not taxable to participants until distributed from the plan. Pursuant to the terms of the plan, participants may direct the trustees to invest their accounts in selected investment options.
2004 Stock Incentive Plan
          In December 2004, our Board adopted and our stockholders approved the 2004 Stock Incentive Plan (the “Plan”).
          Purpose. The purpose of the Plan is to offer selected providers the opportunity to acquire equity in OCZ through awards of options over common stock (which may constitute incentive stock options (and “ISO”) or non-statutory stock options (an “NSO”)) and the award or sale of common stock. ISOs have a more favorable tax treatment under U.S. law for the optionee. The award of options and the award or sale of common stock under the Plan is intended to be exempt from the securities qualification requirements of the California Corporations Code.
          Shares Subject to the Plan. Subject to any additional common stock or adjustment, the aggregate number of shares of common stock which may be issued under the Plan shall not exceed 13,082,182 shares. The number of shares of common stock which are subject to options or other rights outstanding at any time shall not exceed the number of shares of common stock which then remain available for issue under the Plan. In the event that any outstanding option or other right expires or is cancelled for any reason, the shares of common stock allocable to the unexercised portion of such option or other rights shall remain available for issuance pursuant to the Plan. If we reacquire a share of common stock previously issued under the Plan pursuant to a forfeiture provision, a right of repurchase or a right of first refusal, then such share shall again become available for issuance under the Plan.
          Administration. The Plan is administered by the Board. However, the Board may delegate any or all administrative functions under the Plan otherwise exercisable by the Board to one or more committees. Subject to the provisions of the Plan, the Board shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the Plan.

          Eligibility. All of our employees are eligible for the grant of ISOs. Our employees, consultants and non-executive directors are eligible for the grant of NSOs or the award or sale of common stock.
          Restricted Shares. Each award or sale of shares of common stock under the Plan (other than upon exercise of any option) shall be evidenced by a restricted share agreement between the recipient and OCZ. Any right to acquire shares of common stock (other than an option) shall automatically expire if not exercised by the purchaser within 30 days after OCZ communicates a grant of such right to the purchaser. Such right shall be nontransferable and shall be exercisable only by the purchaser to whom the right was granted. The purchase price for common stock offered under the Plan shall not be less than 85% of the fair market value of such common stock; provided, however, if the purchaser is a 10% shareholder, the purchase price shall not be less than 100% of the fair market value of such common stock. Subject to this, the Board shall determine the amount of the purchase price in its sole discretion.
          Stock Options. Each option grant under the Plan shall be evidenced by a stock option agreement between us and the optionholder. The stock option agreement shall specify the number of shares of common stock that are subject to the option, provide for the adjustment of such number and whether the option is intended to be an ISO or an NSO.
          The exercise price per share of an ISO shall not be less than 100% of the fair market value on the date of grant. The exercise price per share of an NSO shall not be less than 85% of the fair market value of a share on the date of grant. If the optionholder is a 10% shareholder, the exercise price per share of any ISO or NSO must be at least 110% of the fair market value on the date of grant. Subject to this, the exercise price under any option shall be determined by the Board in its sole discretion.
          The term of an option shall in no event exceed 10 years from the date of grant. The term of an ISO granted to a 10% shareholder shall not exceed 5 years from the date of grant. Subject to this, the Board, in its sole discretion, shall determine when an option shall expire.
          The date when all or any installment of the option is to become exercisable shall be specified in the stock option agreement provided, however, that no option shall be exercisable unless the optionholder has delivered to us an executed copy of the stock option agreement. An option granted to an optionholder who is not a consultant, officer or director shall be exercisable at the minimum rate of 20% per year for each of the first 5 years starting from the date of grant, subject to reasonable conditions such as continued service. An option granted to an optionholder who is a consultant or an officer or director shall be exercisable at any time during any period established by the Board, subject to reasonable conditions such as continued service. Subject to the preceding conditions, the Board shall determine when all or any installment of an option is to become exercisable. A stock option agreement may permit the optionholder to exercise their option early, provided any unvested shares remain subject to our right of repurchase.
          Common stock purchased upon exercise of options shall be subject to such forfeiture conditions, rights of repurchase, rights of first refusal and other transfer restrictions as the Board may determine.
          During an optionholder’s lifetime, his or her options shall be exercisable only by the optionholder or by the optionholder’s guardian or legal representative, and shall not be transferable other than by beneficiary designation, will, or the laws of descent and distribution. If a stock option agreement so provides, an NSO may be transferred by the optionholder to one or more family members or a trust established for the benefit of the optionholder and/or one or more family members.
          The option shall set forth the extent to which the optionholder shall have the right to exercise the option following termination of the optionholder’s service. To the extent the option was vested and exercisable upon the optionholder’s termination of service, the optionholder will have the right to exercise the option for at least 30 days after termination of service that is due to any reason other than cause, death or disability, and for at least 6 months after termination of service that is due to death or disability (but in no event later than the expiration of the option term). If the optionholder’s service is terminated for cause, the stock option agreement may provide that the optionholder’s right to exercise the option terminates immediately on the effective date of the optionholder’s termination of service. To the extent the option was not exercisable for vested common stock upon termination of service, the option shall terminate when the optionholder’s service terminates.

          An optionholder or a transferee of an optionholder shall have no rights as a stockholder with respect to any common stock covered by the option until such person becomes entitled to receive such common stock by filing a notice of exercise and paying the exercise price.
          Within the limitations of the Plan, the Board may modify, extend or renew outstanding options or may accept the cancellation of outstanding options in return for the grant of new options for the same or a different number of shares of common stock, and at the same or different exercise price.
          Amendment and Terminations. The Plan automatically terminates 10 years after adoption by the Board, and the Board may amend, suspend or terminate the Plan at any time or for any reason. To amend the Plan or an outstanding option or common stock purchased under the Plan in a manner that is adverse to the holder of such option or common stock requires the consent of the holder of such option or common stock. No shares of common stock shall be issued or sold under the Plan after the termination thereof, except upon exercise of an option granted prior to such termination.
Item 7. Certain Relationships and Related Transactions, and Director Independence.
          Since January 1, 2007, we have not participated in nor currently plan to participate in any transaction of a material amount in which an officer, director, greater than 5% shareholder or other related person had or will have a direct or indirect material interest.
Director Independence
          Our Board consists of five members, each of whom serves a staggered, three-year term. Our common stock is not listed for trading on a national securities exchange. However, under the rules of the NASDAQ Global Market and the SEC, two of our current directors, George Kynoch and Quentin Solt, are independent directors and the remaining three other members of our Board (Ryan Petersen, Kerry T. Smith and Alex Mei) are not independent. Each member of both our audit and remuneration committees is independent under the rules of the NASDAQ Global Market and the SEC.
Item 8. Legal Proceedings.
          There are no governmental, legal or arbitration proceedings to which we or our subsidiaries are a party or to which any of our or any of our subsidiaries’ property is subject, the resolution of which would have a material effect on our financial position or results of operations.
          We have received inquiries by the US Department of Commerce and the Federal Bureau of Investigation regarding potential re-export of our products into Iran by an unrelated third party distributor located in the United Arab Emirates. As a result of these inquiries, we have launched an internal investigation which is not yet complete. However, it has come to our attention that a former employee who while located in our Netherlands office may have entered into a distributorship agreement with the unrelated third party distributor in the United Arab Emirates which was the subject of the inquiries by the US Department of Commerce and the Federal Bureau of Investigation. The distribution territory in this distributorship agreement included Iran and Syria among other Middle Eastern countries. This former employee’s job function did not authorize him to enter into any distribution agreement on behalf of us and we do not believe that anyone in our management authorized such an action. Such an agreement could be evidence of potential violations of the Iranian Transaction Regulations and the Export Administration Regulations. Therefore, we have voluntarily disclosed these potential violations to the U.S. Department of Treasury, Office of Foreign Assets Control and the U.S. Department of Commerce, Office of Export Enforcement. While the execution of the distribution agreement may have been a violation of law, we have not determined that other violations have taken place or, if so, the extent of such potential violations. For example, we are currently not aware of any sales of our products into Iran or Syria at anytime. We have and will continue to fully cooperate with U.S. Department of Commerce, U.S. Department of Treasury and the Federal Bureau of Investigation and will attempt to mitigate potential fines. If violations of Iranian Transaction Regulations and Export Administration Regulations are found, the maximum fine for each violation that we could be subject to would be the greater of $250,000 or two times the value of the illegal transaction. There can be no assurance that we will not be assessed the maximum potential fine or that such fines will not have a material adverse effect on our business, financial condition and results of operation.
Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.
Market Information
          There is currently no established public trading market for shares of our common stock. From June 21, 2006 through April 1, 2009, our common stock was traded on AIM on the London Stock Exchange plc under the symbol OCZ.
          As of February 28, 2009, 53,196,681 shares of our common stock, and 3,862,500 shares of our common stock subject to options were issued and outstanding. In addition, there were warrants to purchase 356,409 shares of our common stock at exercise prices ranging between $0.90 and $1.56, and an average exercise price of $1.12 per share outstanding.
          The following tables show the reported high and low bid prices of each quarter as listed on AIM beginning with the first completed quarter after our initial listing on AIM on June 21, 2006 to the last completed quarter. The reported bid prices may not reflect actual transactions in our stock. There were no quotation systems, markets, or exchanges listing OCZ’s securities prior to June 21, 2006. These prices are as reported by the London Stock Exchange plc, converted to U.S. Dollars.

	Price Per Share of our
	Common Stock
Quarterly Period	Low	High
Quarter ended September 30, 2006	$1.19	$1.85

Quarter ended December 31, 2006	$1.48	$2.53

Quarter ended March 31, 2007	$1.57	$2.55

Quarter ended June 30, 2007	$2.26	$3.51

Quarter ended September 30, 2007	$2.40	$3.89

Quarter ended December 31, 2007	$0.84	$2.91

2-Month Period ended February 29, 2008	$0.59	$0.91

Quarter ended May 31, 2008	$0.36	$0.75

Quarter ended August 31, 2008	$0.30	$0.50

Quarter ended November 30, 2008	$0.15	$0.26
Dividends
          We have not paid any dividends on any of our shares to date and the payment of dividends in the future will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends will be within the discretion of our then current board of directors, subject to the requirements of the Delaware General Corporation Law, or DGCL, and certain restrictions contained in the Loan and Security Agreement for our revolving line of credit from Silicon Valley Bank. For so long as that agreement remains in effect, we would need the bank’s written consent before making a cash dividend payment. There are currently no restrictions that materially limit our ability to pay stock dividends, or that we reasonably believe are likely to limit materially the future payment of stock dividends.
Securities Authorized for Issuance Under Equity Compensation Plans as of February 29, 2008

Number of securities
remaining available for
future issuance under
	Number of securities to	Weighted-average	equity compensation
	be issued upon exercise	exercise price of	plans (excluding
	of outstanding options,	outstanding options,	securities reflected in
	warrants and rights	warrants and rights	column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	5,119,157	$1.97	1,162,647

Equity compensation plans not approved by security holders	—	—	—

Total	5,119,157	$1.97	1,162,647
Item 10. Recent Sales of Unregistered Securities.
          In June 2006, we issued 7,550,000 shares of common stock as part of the Initial Listing at 65 pence ($1.20). Also, in conjunction with the Initial Listing, 1,210,000 shares were issued upon conversion of convertible unsecured loan stock at a price of 48.75 pence ($0.90). We raised an aggregate of $8.2 million after costs in connection with the Initial Listing.
          In October 2006, we issued an additional 1,290,000 shares of common stock in connection with the Initial Listing at 85 pence ($1.66) which raised approximately $1.7 million after costs.
          During the remainder of 2006, approximately 354,000 shares of common stock were issued from the exercise of stock option and warrants.
          During May 2007, we completed a secondary offering of 6,620,000 shares of common stock at 125 pence ($2.47) which raised approximately $15.3 million after costs.
          In May 2007, we issued 623,000 shares of common stock in connection with the acquisition of PC Power and Cooling, Inc. In February 2008, we issued 579,000 shares as part of a capitalization of $500,000 of an acquisition related note.
          In November 2008, we issued 848,000 shares as part of a capitalization of $200,000 of an acquisition-related note in favor of Douglas A. Dodson.
          During fiscal year ended February 29, 2008, approximately 853,000 shares of common stock were issued in connection with the exercise of stock options.
          In the last three years, OCZ has issued options to purchase an aggregate of 6,229,000 shares of its common stock under the Plan with a weighted average exercise price of $1.93.  Further information regarding grants made to our executive officers and directors may be found under “Item 5 Directors and Officers – Director Compensation” and “Item 6 Executive Compensation — Outstanding Equity Awards at February 29, 2008” herein.

          Each transaction was exempted from registration under U.S. securities laws pursuant to Section 4(2) of the Securities Act (pertaining to sales in the U.S.), and, in the case of the shares issued in connection with our offerings on AIM, also by Regulation S of the Securities Act (pertaining to sales outside the U.S.).
Item 11. Description of Capital Stock.
          Our authorized capital stock consists of 120,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock, $.001 par value per share.
          The following is a summary of the material terms of our common stock and preferred stock. Please see our Third Amended and Restated Certificate of Incorporation, filed as an exhibit to this Form 10, for more detailed information.
Common Stock
          As of February 28, 2009, there were 53,196,681 shares of our common stock outstanding, held of record by approximately 146 stockholders. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Upon the completion of this offering, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividend declared by the Board. In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights. Each outstanding share of common stock is, and all shares of common stock to be outstanding after the completion of this offering will be, fully paid and non-assessable.
Preferred Stock
          We have authorized for issuance 20,000,000 shares of undesignated preferred stock. Our board of directors has the authority, without further action by the stockholders, to issue preferred stock in one or more series. In addition, the Board may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of our company or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock. At present, we have no plans to issue any shares of preferred stock.
Anti-Takeover Provisions
          Delaware Law
          We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder” during the three year period after such stockholder becomes an “interested stockholder,” unless:
•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:
•	any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.
          Certificate of Incorporation and Bylaws
Our certificate of incorporation and bylaws provide that:
•	our board of directors will be expressly authorized to make, alter or repeal our bylaws;

•	our board of directors will be divided into three classes of service with staggered three-year terms. This means that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms;

•	our board of directors will be authorized to issue preferred stock without stockholder approval; and

•	we will indemnify officers and directors against losses that may incur in connection with investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.
These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of our company.
Warrants
We issued warrant instruments on April 28, 2006 and June 12, 2006 to John East & Partners Limited as part of fee arrangements agreed with John East & Partners relating to our initial offering on AIM and a previous private placement.   These warrants are convertible into an aggregate of 460,970 shares of our common stock and expire on June 21, 2011.  The exercise price with respect to 230,484 of the shares subject to the warrants  is  48.75 pence  (approximately $0.72) and the balance of the shares subject to the warrants are exercisable at 65 pence  (approximately $0.96).  The exercise prices are subject to appropriate adjustment in the event of stock splits or stock dividends.
Stock Transfer Agent
The transfer agent and registrar for our common stock is Computer Share Investor Services.
Item 12. Indemnification of Directors and Officers.
LIMITATION OF LIABILITY
          As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:
•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or

•	for any transaction from which the director derives an improper personal benefit.
          As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.
          Our certificate of incorporation and bylaws also provide for the indemnification of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. The indemnification provided under our certificate of incorporation and bylaws includes the right to be paid expenses in advance of any proceeding for which indemnification may be payable, provided that the payment of these expenses incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified. We intend to maintain director and officer liability insurance on behalf of our directors and officers.
SHARES ELIGIBLE FOR FUTURE SALE
          Prior to this filing, our common stock has had no public market in the United States. If our stockholders sell substantial amounts of our common stock in the public markets following the filing of this Form 10, the prevailing market price of our common stock could decline which could adversely affect the prevailing market price and our ability to raise equity capital in the future.
          As of the effective date of this Form 10, we will have outstanding an aggregate of 53,196,681 shares of our common stock, based upon the number of shares outstanding as of February 28, 2009, assuming no exercise of outstanding options and warrants, and no grant of additional options or warrants. All shares are “restricted shares,” as that term is defined in Rule 144 under the Securities Act, and will be eligible for sale in the public market as follows:
          Rule 144.    In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned shares of our common stock for at least six months, including the holding period of prior owners other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provision of Rule 144, subject to compliance with the public information requirements of Rule 144. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144. Based upon the number of shares outstanding as of February 28, 2009, an aggregate of approximately 26,357,999 shares of our common stock will be eligible to be sold by non-affiliates without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
          In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period, beginning 90 days after the effective date of this Form 10, a number of shares that does not exceed the greater of (a) 1% of the number of shares of our common stock then outstanding, which will equal approximately 53,196,681 shares immediately as of February 28, 2009, or (b) the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us. Based upon the number of shares outstanding as of February 28, 2009, an aggregate of approximately 26,838,682 shares of our common stock will be eligible to be sold by our affiliates or persons selling shares on behalf of our affiliates pursuant to Rule 144, subject to the volume restrictions described in the previous sentence.
          Rule 701.    In general, under Rule 701 of the Securities Act as currently in effect, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, beginning 90 days after the effective date of this Form 10 by
•	persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144; and

•	our affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the one-year holding requirements of Rule 144.
          An aggregate of 53,196,681 shares of our common stock that were outstanding as of February 28, 2009 and approximately 3,862,500 shares of our common stock that may be acquired upon the exercise of options outstanding as of February 28, 2009, will be eligible to be sold pursuant to Rule 701 beginning 90 days after the effective date of this Form 10.

          Stock Plans.    We intend to file one or more registration statements on Form S-8 under the Securities Act following the effective date of this Form 10 to register the shares of our common stock that are issuable pursuant to our 2004 Stock Incentive Plan. The Form S-8 registration statement is expected to become effective upon filing. Shares covered by the Form S-8 registration statement will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Item 13. Financial Statements and Supplementary Data.
Independent Auditor’s Report
to the Directors of OCZ Technology Group, Inc.
We have audited the primary financial statements (the “financial statements”) of OCZ Technology Group, Inc. (“OCZ”) for the 12 months ended February 29, 2008 which comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Cash Flow, the Consolidated Statement of Changes in Stockholder’s Equity, and the related notes. These financial statements have been prepared under the accounting policies set out in the OCZ Technology Group, Inc. Annual Report and Accounts for the 14 months ended February 29, 2008.
This report is made solely to OCZ’s directors, as a body, in accordance with our instructions. Our audit work has been undertaken so that we might state to OCZ’s Directors those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than OCZ and OCZ’s Directors as a body, for our audit work, for this report, or for the opinions we have formed.
Respective responsibilities of directors and auditors
The Directors’ responsibilities for preparing the group primary financial statements are outlined on page 54, in accordance with applicable law and US GAAP.
Our responsibility is to audit the group primary financial statements in accordance with our terms of engagement and International Standards on Auditing (UK and Ireland). We report to you our opinion as to whether the financial statements give a true and fair view and whether the primary financial statements have been properly prepared in accordance with the US GAAP. In addition we report to you if, in our opinion, OCZ has not kept proper accounting records, if we have not received all the information and explanations we require for our audit. Our responsibilities do not extend to any other information outside that presented in the primary financial statements which comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Cash Flow, the Consolidated Statement of Changes in Stockholder’s Equity, and the related notes.
Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the primary financial statements, and of whether the accounting policies are appropriate to the group’s circumstances, consistently applied and adequately disclosed.
We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the primary financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.
Opinion
In our opinion the group primary financial statements give a true and fair view, in accordance with US GAAP of the state of the Group’s affairs as at February 29, 2008 and of the Group’s profit and cash flow for the 12 months then ended.
Horwath Clark Whitehill LLP
Chartered Accountants
and Registered Auditors
London
5 January 2009

Directors’ Responsibilities
for the 12 months ended February 29, 2008
The Directors are, among other things, responsible for preparing the annual report and the financial statements in accordance with applicable law and regulations.
The Directors are required to prepare financial statements for each financial year. The Directors have elected to prepare the financial statements in accordance with United States of America Generally Accepted Accounting Practice (“US GAAP”). The financial statements are required to give a true and fair view of the state of affairs of OCZ and of the profit or loss and cash flows of OCZ for that period. In preparing these financial statements, the Directors are required to:
•	select suitable accounting policies and then apply them consistently;

•	make judgments and estimates that are reasonable and prudent;

•	state whether applicable US GAAP have been followed, subject to any material departures disclosed and explained in the financial statements;

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that OCZ will continue in business.
The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of OCZ and enable them to ensure that the financial statements can be appropriately prepared. They are also responsible for safeguarding the assets of OCZ and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
The Directors are responsible for the maintenance and integrity of the corporate and financial information included on OCZ’s website. Legislation governing the preparation and dissemination of financial statements will differ between jurisdictions.
In addition, the Directors are responsible for preparing, for the purposes of submitting a Form 10 to the United States Securities and Exchange Commission, Washington, DC 20549, group primary financial statements for the year ended February 29, 2008 in accordance with and consistent with the principles set out above. For the purposes of this responsibility, group primary financial statements are as outlined on pages 56 to 60 and comprise of a Consolidated Income Statement for the year ended February 29, 2008, a Consolidated Balance Sheet as at February 29, 2008, a Consolidated Statement of Cash Flow for the year ended February 29, 2008 and a Consolidated Statement of Changes in Stockholders’ Equity for the year ended February 29, 2008.

Independent Auditor’s Report
to the members of OCZ Technology Group, Inc.
We have audited the group financial statements (the “financial statements”) of OCZ Technology Group, Inc. (“OCZ”) for the year ended 31 December 2006 which comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Cash Flow, the Consolidated Statement of Changes in Stockholder’s Equity, and the related notes. These financial statements have been prepared under the accounting policies set out therein.
This report is made solely to the Company’s members, as a body. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.
Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report and financial statements in accordance with applicable law and United States of America Generally Accepted Accounting Principles (US GAAP). Our responsibility is to audit the financial statements in accordance with our terms of engagement and International Standards on Auditing (UK and Ireland).
We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the US GAAP.
We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors’ Report, Directors’ Responsibilities, the Directors’ Remuneration Report, the Chairman’s Statement, the Highlights section and the Report on Corporate Governance. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.
Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board of the Financial Reporting Council. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group’s circumstances, consistently applied and adequately disclosed.
We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.
Opinion
In our opinion the group financial statements give a true and fair view of the state of the Group’s affairs as at 31 December 2006 and of the Group’s loss and cash flow for the year then ended, and have been properly prepared in accordance with US GAAP.
Horwath Clark Whitehill LLP
Chartered Accountants and Registered Auditors London
20 April 2007

Consolidated Income Statement

	12 months	12 months	9 months	9 months
	ended	ended	ended	ended
	February 29,	December 31,	November 30,	November 30,
	2008	2006	2008	2007
		(in thousands, except per share data)
			Unaudited
Revenue
Sales — net	$118,352	$67,772	$114,863	$84,673

Cost of Revenue	95,419	58,826	101,822	68,578

Gross profit	22,933	8,946	13,041	16,095

Expenses:
Sales and marketing	9,125	4,735	8,336	6,460
General, administrative and operations	11,704	5,006	13,573	7,688
Research and development	1,570	452	1,654	1,293

Total operating expenses	22,399	10,193	23,563	15,441

Operating profit / (loss)	534	(1,247)	(10,522)	654

Other income/(expense) — net	256	(30)	(158)	94
Interest and financing costs	(289)	(682)	(434)	(172)

Total other income / (expense)	(33)	(712)	(592)	(78)

Profit/(Loss) before tax	501	(1,959)	(11,114)	576
Tax (expense) / benefit	936	120	(52)	(107)

Retained profit / (loss)	$1,437	$(1,839)	$(11,166)	$469

Earnings per share — basic

Earning / (loss) per share	$0.029	$(0.048)	$(21.3)	$1.0

Weighted average number of shares used in computing net earnings (loss) per share	49,400	38,575	52,300	48,700

Earnings per share — diluted

Earning / (loss) per share — cents	$0.028	$(0.048)	$(21.3)	$0.9

Weighted average number of shares used in computing diluted net earnings (loss) per share	51,000	38,575	52,300	50,100

       The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet

	12 months	12 months
	ended	ended	As at	As at
	February 29,	December	November	November
	2008	31, 2006	30, 2008	30, 2007
		(in thousands)
			Unaudited
Assets
Current assets
Cash and cash equivalents	$1,544	$1,423	$409	$1,643
Accounts receivable, net of allowances	20,480	13,012	21,665	18,682
Inventory	14,827	3,232	16,786	10,142
Deferred tax asset, net	836	120	836	96
Prepaid expenses and other assets	3,086	459	1,764	2,288

Total current assets	40,773	18,246	41,460	32,851

Property and equipment, net	1,940	867	2,346	1,954

Other assets

Goodwill and acquisition intangible assets	10,169	165	10,477	9,930
Deposits and other assets	65	80	57	59
	10,234	245	10,534	9,989
Total assets	$52,947	$19,358	$54,340	$44,794

Liabilities and stockholders’ equity
Current liabilities

		$—
Bank loan payable	$6,899	$3,830	$8,469	$3,066
Accounts payable	13,033	5,213	19,850	8,426
Accrued taxes	1	214	(3)	6
Accrued wages and payroll taxes	38	136	126	299
Accrued expense	2,414	804	6,276	2,602
Accrued warranties	97	46	125	91
Deferred revenue	92	89	56	83
notes payable	75		200	1,075
Total current liabilities	22,649	10,332	35,105	15,648

Other Long Term Liabilities		—
Long tem note payable	500		—	1,000

Total Liabilities	23,149	10,332	35,105	16,648

Stockholders’ equity
Common stock	52	44	53	52
Additional paid in capital	29,796	11,026	30,686	29,200
Cumulative translation adjustment	155	(22)	(133)	(205)
Retained deficit	(205)	(2,022)	(11,371)	(901)

Total stockholders’ equity	29,798	9,026	19,235	28,146

Total liabilities and stockholders’ equity	$52,947	$19,358	$54,340	$44,794

Consolidated Statement of Cash Flow

	12 months	12 months	9 months	9 months
	ended	ended	ended	ended
	February	December 31,	November	November
	29, 2008	2006	30, 2008	30, 2007
		(in thousands)
			Unaudited
Cash flows from operating activities
Net income / (loss)	$1,437	$(1,839)	$(11,166)	$469

Adjustments to reconcile net income / (loss) to net cash provided / (used) by operating activities:
Depreciation	468	172	534	309
Amortization of intangibles	56		84	40
Stock based compensation	822	228	652	570

Changes in current assets and current liabilities
Accounts receivable	(7,427)	(11,574)	(1,185)	(5,629)
Inventory	(10,550)	(1,932)	(1,959)	(5,864)
Prepaid expenses and other assets	(2,142)	(267)	1,322	(1,344)
Accounts payable	7,637	2,896	6,823	3,029
Accrued taxes	(409)	214	(4)	(405)
Accrued wages and payroll taxes	(170)	55	88	91
Accrued expenses	979	674	3,862	1,438
Accrued warranties	47	28	28	41
Deferred tax asset, net	(716)	(120)	—	24
Deferred revenue	72	28	(36)	63

Net cash used by operating activities	(9,896)	(11,437)	(957)	(7,168)

Cash flows from investing activities
Purchases of fixed assets	(1,546)	(780)	(940)	(1,401)
Increase (decrease) in deposits	44	(26)	8	50
Cash payment for acquisition	(7,779)		(392)	(7,689)

Net cash used in investing activities	(9,281)	(806)	(1,324)	(9,040)

Cash flows from financing activities
Sale of common stock	15,499	10,103	238	14,999
Bank loan	3,869	3,830	1,570	36
Notes payable	575	(365)	(375)	2,075

Net cash provided in financing activities	$19,943	$13,568	$1,433	$17,110

Foreign currency effect on cash	$388	$(22)	$(287)	$351

Movement in cash and cash equivalents	$1,154	$1,303	$(1,135)	$1,253
Cash and cash equivalents at beginning of period	390	120	1,544	390

Cash and cash equivalents at end of period	$1,544	$1,423	$409	$1,643

Supplemental disclosures:

	12 months	12 months	9 months	9 months
	ended	ended	ended	ended
	February	December 31,	November	November
	29, 2008	2006	30, 2008	30, 2007
		(in thousands)
			Unaudited
Cash paid for interest expense	285	654	439	99
Cash paid for income taxes	—	—	50	—
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Stockholders’ Equity

			Additional	Cumulative
			paid in	Translation	Retained
	Shares	Shares	capital	Adjustment	earnings	Total
	Number	$’000	$’000	$’000	$’000	$’000
Balance as of December 31, 2006 (Audited)	43.489	44	11,026	(22)	(2,022)	9,026
Increase in Cumulative translation adjustment	—	—	—	(113)	—	(113)
Stock based compensation	—	—	76	—	—	76
Tax effect of stock based compensation	—	—	—	—	—
Net Income	—	—	—	—	380	380

Balance as of February 28, 2007	43,489	44	11,102	(135)	(1,642)	9,369
Issuance of common stock for acquisition, net of costs	623	1	1,975	—	—	1,976
Issuance of common stock – net of costs	6,620	6	15,251	—	—	15,257
Capitalisation of promissory note	579	—	500	—	—	500
Exercise of stock options and warrants	853	1	241	—	—	242
Increase in Cumulative translation adjustment	—	—	—	290	—	290
Stock based compensation	—	—	772	—	—	772
Tax effect of stock based compensation	—	—	(45)	—	—	(45)
Net income	—	—	—	—	1,437	1,437

Balance as of February 29, 2008 (Audited)	52,164	52	29,796	155	(205)	29,798

Exercise of stock options	184	—	35	—	—	35
Capitalization of promissory note	848	1	199	—	—	200
Decrease in cumulative translation adjustment	—	—	—	(288)	—	(288)
Stock based compensation	—	—	652	—	—	652
Tax effect of stock based compensation	—	—	4	—	—	4
Net income		—	—	—	(11,166)	(11,166)

As at November 30, 2008 (Unaudited)	53,196	53	30,686	(133)	(11,371)	19,2352

          The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Financial Statements
1. Responsibility
          OCZ’s directors are responsible for preparing the financial information set out below on the basis of preparation set out in note 3 to the financial information and in accordance with US GAAP.
2. History
          OCZ develops, produces, and distributes high-performance computer components including flash memory storage, memory modules, thermal management solutions and computer power supplies, designed to make computers run faster, more reliably and more efficiently. During 2007, OCZ acquired the assets of two companies in order to further diversify its product offerings: PC Power and Cooling, Inc., a leading brand of power supplies and Silicon Data Inc., doing business as Hypersonic PC Systems, a manufacturer of high performance laptop and desktop computer systems.
          OCZ was incorporated in April 2002 in the state of Indiana as OCZ Technology Group, Inc. In December 2004, OCZ formed OCZ Technology Group, Inc. a Delaware corporation, and on December 28, 2004 effected a merger between the Indiana and Delaware companies.
          OCZ Canada, Inc. (“OCZ Canada”) was incorporated on July 25, 2003 under the national laws of Canada. On incorporation, 70 shares of common stock were issued to OCZ and the remaining 30 shares of common stock were issued to a minority stockholder. On January 1, 2005, we entered into a stock purchase agreement pursuant to which we agreed to acquire the 30% minority shareholding in return for 1,200,000 shares of our common stock, valued at approximately $0.17 per share.
          On April 28, 2006, we amended our certificate of incorporation to, among other matters, effect a 3-for-1 forward stock split.
          OCZ Ireland Technology Limited was incorporated on September 18, 2008 under the national laws of Ireland. Our Irish subsidiary is currently inactive.
3. Summary of significant accounting policies
          Basis of preparation
          OCZ’s financial information has been prepared in accordance with US GAAP. The significant accounting policies used in the preparation of the financial information are summarized below.
          Change of year end
          Effective March 1, 2008, OCZ changed its financial year end from a calendar year to a year ended February 28/29 in order to provide a more accurate management of budgets and a more consistent, transparent report of the peak selling season, as well as to smooth out variances in the sales cycle over the Christmas and New Year period. OCZ’s previous December 31 financial year end split the holiday season into two different fiscal years, possibly distorting the impact of the busiest period to the market. However, for comparison purposes, the twelve month period which began March 1, 2007 and ended February 29, 2008 has been presented
          Principles of consolidation
          The consolidated financial information includes the financial information of OCZ and its subsidiary, OCZ Canada, after elimination of all material intercompany balances and transactions.
          Use of estimates
          The preparation of these financial statements requires OCZ to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent liabilities. On an ongoing basis, OCZ evaluates its estimates, including, among others, those related to customer programs and incentives, product returns, bad debts, inventories and related reserves, investments, income taxes, warranty obligations, stock compensation, contingencies and litigation. OCZ bases its estimates on historical experience and on other assumptions that OCZ believes are reasonable under the circumstances, the results of which form the basis for OCZ’s judgments about the carrying values of assets and liabilities when those values are not readily apparent from other sources. Estimates have historically approximated actual results. However, future results will differ from these estimates under different assumptions and conditions.
          Business Combinations
          In accordance with the provisions of Statement of Financial Accounting Standards No. 141, or SFAS 141, Business Combinations, OCZ allocates the purchase price to the tangible and intangible assets acquired, liabilities assumed, and in-process research and development based on its estimated fair values. Management makes significant estimates and assumptions, which are believed to be reasonable, in determining the fair values of certain assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Critical estimates in valuing certain of the intangible assets include but are not limited to future expected cash flows from product sales, customer relationships, acquired developed technologies and patents, expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed, expected life of the core technology and discount rates. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.
          Cash equivalents
          For the purposes of the statement of cash flows, OCZ considers all short-term debt securities and highly liquid investments with an original maturity of three months or less to be cash equivalents.
          Concentration of credit risks
          Financial instruments which potentially subject OCZ to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. OCZ maintains credit insurance on the majority of its receivables. During the periods presented herein OCZ had deposits in banks in excess of the Federal Deposit Insurance Corporation insurance limit of $100,000. OCZ has not experienced any losses in such accounts, and does not believe it is exposed to any significant risk on trade receivables, cash and cash equivalents.
          Comprehensive income
          OCZ utilizes Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income” issued in the United States of America. This statement establishes standards for reporting comprehensive income and its components in financial information. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments, minimum pension liability adjustments and unrealised gains and losses on available-for-sale securities. Comprehensive income is not presented in our consolidated financial information since we did not have any changes in equity from non-owner sources.
          Trade accounts receivable and allowance for doubtful accounts
          Accounts receivable is stated at the amount which management expects to collect after providing an allowance for doubtful accounts based on an evaluation of a customer’s specific financial situation. This allowance amounted to approximately $330,000 as at February 29, 2008 (2006: $378,000).

          Receivable factoring
          Historically, OCZ entered into factoring agreements with a financial company, the last of which expired on January 20, 2006 and was renewed on a short-term basis through June 20, 2006. OCZ also had a factoring agreement with another financial company under similar financial terms but with no minimum commitments. Both of these agreements were terminated in the second half of 2006.
          Inventory
          Inventory is valued at the lower of cost or market value with cost being valued using the average cost method. Inventory consists of raw materials, work in progress and finished goods.
          OCZ writes down inventory for slow moving and obsolete inventory based on assessments of future demands and market conditions.
          Property and equipment
          Property and equipment assets are carried at cost, net of accumulated depreciation. Maintenance, repairs and renewals are expensed as incurred. Depreciation of property and equipment is provided for on a straight line basis over their estimated useful lives as follows:

Vehicles	3 years
Furniture and fixtures	3 – 5 years
Equipment	3 – 5 years
          Impairment of long-lived assets
          OCZ reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not become recoverable. If the sum of the expected future cash flows, undiscounted and without interest charges is less than the carrying amount of the asset, we recognize an impairment loss based on the estimated fair value of the asset.
          Income taxes
          OCZ accounts for income taxes under the provisions of Statements of Financial Accounting Standards Number 109 “Accounting for Income Taxes,” which requires a company to recognise deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company’s financial information or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial information’s carrying amounts and tax basis of assets and liabilities using the enacted tax rates. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.
          OCZ Canada pays taxes in Canada. OCZ does not file consolidated tax returns.
          Fair value of financial instruments
          OCZ’s financial instruments consist primarily of cash, marketable securities, accounts receivable and accounts payable. The carrying values of financial instruments are representative of their fair values due to their short-term maturities.
          Revenue recognition
          OCZ records all of our product sales net of allowances for returns, product rebates, sales credits, and market development funds. Revenue is recognized when there is persuasive evidence of an arrangement, product shipment by a common carrier has occurred, risk of loss passes, the terms are fixed and collection is probable. OCZ generally uses customer purchase orders and/or contracts as evidence of an arrangement and the underlying payment terms to determine if the sales price is fixed. OCZ also purchases credit insurance for the majority of its accounts.
          Deferred revenue
          At December 31, 2006 and February 29, 2008, OCZ had shipped merchandise totalling $300,000 and $325,000, respectively, to a customer whose revenues was deferred which was recognized on the income statement on a sell-through basis. The sales and related cost of sales have been removed from the financial information and the income shown as deferred revenue. Deferred revenue as of December 31, 2006 and February 29, 2008 was $89,000 and $92,000, respectively.
          OCZ recognizes sales, cost of sales and income from these shipments as the merchandise is sold by its customers.
          Research and development costs
          Costs of researching and developing new technology or significantly altering existing technology are expensed as incurred.
          Shipping and handling
          Amounts billed to customers for shipping and handling costs are included as a component of revenue and the corresponding costs are included in cost of sales in accordance with EITF Issue No. 00-10, “Accounting for Shipping and Handling Fees and Costs.”
          Advertising
          Total advertising costs in the fiscal years ended December 31, 2006 and February 29, 2008 were $1,059,000 and $2,180,000, respectively. Advertising costs are included in sales and marketing expenses.
          Foreign currency translation
          All of OCZ’s sales are invoiced in US dollars.
          The accounts of OCZ’s operations in Canada, including sales, are maintained in Canadian dollars. All of OCZ’s other accounts are maintained in US dollars. Assets and liabilities are translated into US dollars at rates in effect at the balance sheet date. Revenues, cost of sales and expenses are translated at weighted average rates during the reporting period. Transaction gains/(losses) of approximately ($10,000) and $63,000 were included in other income or expense on the income statement for the fiscal years ended December 31, 2006 and February 29, 2008, respectively
          Accrued warranties
          OCZ offers its customers warranties on certain products sold to them. These warranties typically provide for the replacement of its products if they are found to be faulty within a specified period. Concurrent with the sale of products, a provision for estimated warranty expenses is recorded with a corresponding increase in cost of goods sold. The provision is adjusted periodically based on historical and anticipated experience. Actual expense of replacing faulty products under warranty, including parts and labor, are charged to this provision when incurred.
          Stock-based compensation
          On January 1, 2006, OCZ adopted SFAS 123(R) using the modified prospective application method. Under this method, compensation cost recognized for the fiscal years ended December 31, 2006 and February 29, 2008, included: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b)

compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).
          Since OCZ’s stock-based compensation plan was established in December 2004, all options have been issued at or above the estimated fair market value so that there is no intrinsic value to be expensed. Stock based compensation charged to expenses was $227,000 and $822,000 for the fiscal years ending December 31, 2006 and February 29, 2008, respectively. As of February 29, 2008, compensation costs related to non vested awards amounted to approximately $1.9 million and will be recognized in the periods to February 29, 2012 over a weighted average term of 19.5 months.
          The fair value of options grants is determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	As at fiscal year	As at fiscal year
	ended February	ended December
	29, 2008	31, 2006
Expected dividend	0%	0%
Risk free interest rate	4.7%	4.8%
Expected volatility	0.37%	0.41%
Expected life (in years)	4.28%	4.28%
          Net income/ (loss) per share
          Basic income/ (loss) per share is computed by dividing net income/ (loss) by the weighted-average number of common shares outstanding for the year as shown below. Diluted income per share reflects the potential dilution from the incremental impact of the exercise of options and warrants into common stock using the treasury stock method whereby the proceeds from the assumed exercise are then assumed to be used to repurchase common stock. The calculation of diluted net income/(loss) per share excludes potential shares if their effect is anti-dilutive; that is, when there is a net loss or the exercise price of the option or warrant exceeds the market price. Potential shares for the fiscal year ended February 29, 2008 consist of approximately 1.6 million incremental common shares issuable upon the exercise of stock options and warrants.

	Fiscal Year	Fiscal Year
	ended	ended
	February 29,	December 31,
	2008	2006
Shares outstanding, beginning	43,489	33,085
Weighted-average shares issued	5,911	5,490

Weighted-average shares, basic	49,400	38,575
Effect of dilutive stock options and warrants	600	—

A.	B.
Weighted-average shares, diluted	51000	38,575

3. Recent accounting pronouncements
          Recent accounting pronouncements which are deemed relevant to OCZ’s operations included:
          FIN. 48. In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS no. 109 (“FIN 48”). FIN 48 prescribes guidance to address inconsistencies among entities with the measurement and recognition in accounting for income tax positions for financial statement purposes. Specifically FIN 48 requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. FIN 48 is effective for years beginning after December 15, 2006. The adoption of FIN 48 did not have a material effect on the financial statements. As at the appropriate balance sheet dates OCZ did not have any examinations by an appropriate taxing authority ongoing, and is not aware of any uncertain tax positions in any of the jurisdictions in which OCZ operates.
          SFAS No. 141 (revised).  In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised) (“SFAS 141(R)”), Business Combinations. The standard changes the accounting for business combinations by requiring that an acquiring entity measure and recognize identifiable assets acquired and liabilities assumed at the acquisition date fair value with limited exceptions. The changes include the treatment of acquisition-related transaction costs, the valuation of any non-controlling interest at acquisition date fair value, the recording of acquired contingent liabilities at acquisition date fair value and the subsequent re-measurement of such liabilities after the acquisition date, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals subsequent to the acquisition date, and the recognition of changes in the acquirer’s income tax valuation allowance. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The accounting treatment related to pre-acquisition uncertain tax positions will change when SFAS 141(R) becomes effective, which will be in the first quarter of our fiscal year ending February 28, 2010. At such time, any changes to the recognition or measurement of uncertain tax positions related to pre-acquisition periods will be recorded through income tax expense, whereas currently the accounting treatment would require any adjustment to be recognized through the purchase price. OCZ is assessing the impact of SFAS 141(R) to its future consolidated financial statements.
          SFAS No. 157.  In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. SFAS 157 does not expand or require any new fair value measures. The provisions of SFAS 157 are to be applied prospectively and are effective for financial statements issued for fiscal years beginning after November 15, 2007. OCZ has adopted SFAS 157, and such adoption has not had a material impact on our consolidated results of operations and financial position.
5. Inventory
          Inventory consists of the following:

	As at	As at
	February 29,	December 31,
	2008	2006
	($)	($)
Raw materials	5,133	2,238
Work in progress	3,908	104
Finished goods	5,786	890

	14,827	3,232

6. Property and equipment
          Net Property and equipment consists of the following:

	As at	As at
	February 29,	December 31,
	2008	2006
	($)	($)
Vehicles	142	58
Furniture and fixtures	572	298
Equipment	1,832	736
Leasehold Improvement	326	154

	2,872	1,246
Less: accumulated depreciation	(932)	(379)

	1,940	867

          Depreciation and amortisation expense for the fiscal years ended December 31, 2006 and February 29, 2008 amounted to $172,000 and $468,000, respectively. No assets were held under capital lease arrangements during these periods.
7. Goodwill on acquisition and other intangible assets
          Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired. OCZ values goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill is carried at fair value and reviewed at least annually for impairment as of the last day of February, or more frequently if events and circumstances indicate that the asset might be impaired, in accordance with SFAS No. 142. The brand name intangible assets are being amortized over a 4-year period. Subsequent payments made for the contingent consideration are charged to goodwill. For tax purposes, goodwill is deductible over a 15-year period.
          OCZ has determined that it has one reporting unit as defined by SFAS 142. An impairment loss would be recognized to the extent that the carrying amount exceeds the fair value of OCZ (the reporting unit). There are two steps in the determination. The first step compares the carrying amount of the net assets to OCZ’s fair value. The second step, if necessary, recognises an impairment loss to the extent the carrying amount of OCZ’s net assets exceed OCZ’s fair value. The implied fair value of goodwill is determined by allocating OCZ’s fair value in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, “Business Combinations.” The residual fair value after this allocation is OCZ’s implied fair value of goodwill. OCZ has not recorded an impairment of goodwill.
          The movement in goodwill on acquisition and other intangible assets can be summarised as follows:

		Other
		intangible
	Goodwill	assets
	($)	($)
Cost
As at January 1, 2006 and February 28, 2007	165	—
Additions during the period	9,624	446

As at February 29, 2008	9,789	446

		Other
		intangible
	Goodwill	assets
	($)	($)
Amortization
As at January 1, 2006 and February 28, 2007	—	—
Charge for the period	—	66

As at February 29, 2008	—	66

Net carrying value
As at January 1, 2006 and February 28, 2007	165	—

As at February 29, 2008	9,789	380

          Goodwill
          On January 1, 2005, OCZ entered into a stock purchase agreement under which OCZ agreed to acquire the 30% minority shareholding of OCZ Canada in return for 1,200,000 shares of OCZ common stock, valued at approximately $0.17 per share. After offsetting the minority interest balance of $35,000, this purchase resulted in $165,000 of goodwill on OCZ’s balance sheet at that date.
          On May 25, 2007, OCZ acquired the assets of PC Power and Cooling, Inc., a supplier of computer power supplies, for an initial consideration of $10 million, consisting of $6 million cash, two $1 million 6% notes payable due in one and two years, and contingent consideration of up to $3 million based on product sales.
          On October 25, 2007, we acquired the assets of Silicon Data Inc., doing business as Hypersonic PC Systems, a manufacturer of laptop and desktop computers, for an initial consideration of $692,000, consisting of $617,000 cash and $75,000 of a 6% note payable due in one year; additionally there is contingent consideration of up to $200,000 based on product sales.
          Both of these 2007 acquisitions, made to diversify and extend OCZ’s product offerings, have been included in the accounts from the date of acquisition. Any contingent consideration that is paid will be charged to goodwill. The first $1 million note payable from the PC Power and Cooling, Inc. acquisition was repaid in December 2007 at a $150,000 discount, which has been included in other income. The second $1 million note due May 2009 has been reduced to $500,000 resulting from the conversion of the other $500,000 into 578,570 shares of common stock using a notional conversion price of approximately $0.86 per share.
          The allocation of the initial purchase consideration was as follows:

	PC Power and Cooling,	Hypersonic PC
	Inc.	Systems
	($)	($)
Accounts receivable	534	—
Inventory	1,034	61
Equipment	160	33
Brand name	280	166
Goodwill	8,355	792
Other assets	14	—
Liabilities assumed	(377)	(360)

	10,000	692

          Since the acquisitions, additional amounts have been recognized in respect of the PC Power and Cooling, Inc. acquisition in relation to additional contingent consideration for product sales up to February 29, 2008 totalling $310,000 and acquisition costs capitalised totalling $121,000. Additional amounts have also been recognized in respect of the acquisition costs of Silicon Data Inc., doing business as Hypersonic PC Systems, totalling $46,000.

          Other intangible assets
          Intangible assets totalling $446,000 ($280,000 PC Power and Cooling, Inc., $166,000, and Silicon Data Inc., doing business as Hypersonic PC Systems) allocated to brand name and trade marks from the above acquisitions are being amortized over 48 months on a straight-line basis. Expense during the fiscal year ended February 29, 2008 was $66,000.
8. Accrued expenses
          Accrued expenses consist of the following:

	As at	As at
	February 29,	December 31,
	2008	2006
	($)	($)
Audit fees	128	154
Interest expense	24	28
Mail in rebate provision	230	184
Sales Marketing program	697	133
Employee related payments	633	84
Customer repair provision	76	72
Uninvoiced goods and services	626	149

	2,414	804

9. Accrued warranty
          Accrued warranty expenses consist of the following:

	As at	As at
	February 29,	December 31,
	2008	2006
	($)	($)
Balance at beginning of year	46	18
Liability assumed from acquisition	22	—
Provision for warranty expense	390	302
Warranty replacements/repairs	(361)	(274)

	97	46

10. Commitments and contingencies
          OCZ and its subsidiaries lease office and warehouse facilities under lease terms of approximately two to five years expiring mostly in 2010. Rent expense amounted to $811,000 in the fiscal year ended February 29, 2008 and $425,000 in calendar 2006.
          Future minimum payments due under these non cancellable lease agreements are as follows:

Fiscal years ending 28 February	($)
2009	1,030
2010	995
2011	175

2,200

11. Bank Line of Credit
          In November 2007, OCZ obtained a new bank line of credit facility in the amount of $10 million. The agreement has a one-year term, an annual commitment fee, and bears interest at prime plus 0.75% with a floor of 6.25%. The bank has essentially all OCZ’s assets as collateral and requires periodic operational reporting in lieu of any financial covenants other than tangible net worth as defined. As at February 29, 2008, OCZ borrowed approximately $6.9 million under this line.
          As of November 30, 2008 OCZ was not in compliance with two of financial covenants in the Loan Agreement. In February 2009, in connection with the execution of an Amendment, we received a waiver from our lender for these covenants.
12. Stockholders’ equity
          As at December 31, 2004 and December 31, 2005 OCZ had 37,500,000 shares of $0.001 par value common stock authorized of which 30,483,000 and 33,085,326 shares were outstanding, respectively.
          As outlined in note 2, on January 1, 2005, we purchased the 30% minority interest in OCZ Canada by the issuance of 1,200,000 shares of common stock, valued at approximately $0.17 per share.
          During the fiscal year ended December 31, 2005, OCZ sold 18,000 shares of common stock valued at approximately $0.17 and 1,029,144 shares of common stock valued at $0.25, which equalled the estimated fair market value at the time of sale.
          During the remainder of 2005, OCZ engaged in routine stock option and stock sale transactions as further described in the Consolidated Statement of Changes in Stockholder Equity.
          In June 2006, OCZ issued 7,550,000 shares of common stock as part of the Initial Listing at 65 pence ($1.20) and 1,210,000 shares upon conversion of convertible unsecured loan stock at a price of 48.75 pence ($0.90). OCZ raised an aggregate of $8.2 million after costs in connection with the Initial Listing. In October 2006, OCZ issued an additional 1,290,000 shares of common stock in connection with the Initial Listing at 85 pence ($1.66), which raised approximately $1.7 million after costs.
          During the remainder of 2006, approximately 354,000 shares of common stock were issued from the exercise of stock option and warrants.
          During May 2007, OCZ completed a secondary offering of 6,620,000 shares of common stock at 125 pence ($2.47), which raised approximately $15.3 million after costs. In connection with the May 2007 acquisition of PC Power and Cooling, Inc., OCZ issued 623,000 shares of common stock, and in February 2008, OCZ issued 579,000 shares as part of a capitalization of $500,000 of an acquisition related note.
          In November 2008, OCZ issued 848,000 shares as part of a capitalization of $200,000 of an acquisition related note in favor of Douglas A. Dodson.
          During fiscal year ended February 29, 2008, approximately 853,000 shares of common stock were issued in connection with the exercise of stock options.

          Stock incentive plan
          In December 2004, OCZ adopted a stock incentive plan with 4,500,000 shares of common stock authorized for issuance. The shares to be purchased are subject to forfeiture conditions, rights of repurchase, rights of first refusal and other transfer restrictions as the Board may determine. The options granted will expire in a term not to exceed 10 years.
          The following table summarizes option activity for the fiscal year ended December 31, 2006, the 2 months ended February 28, 2007 and the 12 months ended February 29, 2008.

	Shares	Number of			Weighted
	available for	shares under	Exercise	Total	average
	grant	option	price	$	exercise price
Balance at 31 December 2005	655,686	3,087,132		771,783	$0.25

New Authorized	1,582,182	—	—	—	—
Options granted	(1,911,000)	1,911,000	$1.20-$2.07	2,564,650	$1.34
Options exercised	—	(196,875)	$0.25	(49,219)	$0.25
Options forfeited	668,593	(668,593)	$0.25	(167,148)	$0.25

Balance at 31 December 2006	995,461	4,132,664		3,120,066	$0.75

Options granted	(361,000)	361,000	$1.67-$2.21	715,640	$1.98

Options exercised	—	(25,000)	$0.25	(6,250)	$0.25

Options forfeited	142,500	(142,500)	$0.25-$2.15	(128,975)	$0.90

Balance at 28 February 2007	776,961	4,326,164		3,700,481	$0.86

New Authorized	2,000,000	—	—	—	—
Options granted	(2,638,000)	2,638,000	$1.00-3.41	8,177,680	$3.10
Options exercised	—	(821,321)	$0.25-$1.20	(208,299)	$0.25
Options forfeited	1,023,686	(1,023,686)	$0.25-$3.41	(1,604,003)	$1.57

Balance at 29 February 2008	1,162,647	5,119,157		10,065,859	$1.97

          At December 31, 2006 and February 29, 2008 there were 1,279,898 and 1,780,468 fully vested options, respectively.
          The following table summarises information about stock options outstanding:

	As at	As at
	February 29,	December 31,
	2008	2006
Exercise price	$0.25-$3.41	$0.25-$2.07
Number of shares	5,119,157	4,132,664
Weighted average contractual life	8.5 years	8.4 years
Weighted average exercise price	$1.97	$0.75

          On April 20, 2008 options for 753,000 shares with exercise prices ranging from $1.67 to $3.41 were cancelled. These options, for non-senior management employees, were then regranted with a three year vesting period and an exercise price of $0.42 which was the fair market value at date of grant.
Warrants
          The following table summarises warrant activity for the 12 month period ended December 31, 2006 and the fiscal year ended February 29, 2008.

				Weighted
	Number of	Exercise	Total	average
	shares	price	$	exercise price
Balance at 31 December 2005	—	—	—	—

Warrants granted	473,870	$0.90-$1.56	504,143	$1.06
Warrants exercised	(117,461)	$0.90	(105,715)	$0.90
Warrants forfeited	0	—	—	—

Balance at 31 December 2006	356,409	$0.90-$1.56	398,428	$1.12

Warrants granted	—	—	—	—
Warrants exercised	—	—	—	—
Warrants forfeited	—	—	—	—

Balance at 29 February 2008	356,409	$0.90-$1.56	398,428	$1.12

13. Employee savings and retirement plan
          OCZ has a 401(k) plan, known as the “OCZ Pension Plan.” Eligibility to participate in the plan is subject to certain minimum service requirements. Employees may voluntarily contribute up to $15,000 per annum, being the IRS maximum and OCZ may make matching contributions as determined by the Board in a resolution on or before the end of the fiscal year. Any contributions by OCZ are immediately 100% vested. OCZ did not make any contributions in the fiscal years ended February 29, 2008 and December 31, 2006.
14. Income taxes
          Income/ (Loss) before income tax provision/ (benefit) consists of the following:

	As at	As at
	February 29,	December 31,
	2008	2006
	($)	($)
Domestic	426	(2,454)
International	75	495

	501	(1,959)

          The primary components of deferred income tax assets were as follows:

	As at	As at
	February 29,	December 31,
	2008	2006
	($)	($)
Intangibles from acquisitions	210	—
Accrual temporary timing differences	370	300
Stock based compensation	450	100
Net operating loss carry forwards	690	510
State deferred tax effect on federal	(125)	(70)

Gross deferred tax asset	1,595	840
Valuation allowance	(759)	(720)

Net deferred tax asset	836	120

          OCZ’s (provision for)/ benefit from income taxes consist of the following:

	As at	As at
	February 29,	December 31,
	2008	2006
	($)	($)
Current:
Federal (provision)/ benefit	720	120
State (provision)/ benefit	216	—

	936	120

          OCZ evaluates the need for tax contingency reserves at the end of each financial reporting period.
          For Federal and State income tax purposes, OCZ has approximately $1,600,000 and $1,700,000, respectively, of net operating loss carry-overs available to offset future taxable income.
          OCZ’s effective tax rate differed from the statutory federal income tax rate as shown in the following table:

	As at	As at
	February 29,	December 31,
	2008	2006
	(%)	(%)
Statutory federal income tax/(benefit) rate	34.0%	34.0%
State taxes, net of federal tax benefit	5.8	—
Accrual temporary timing differences	(25.7)	—
Stock based compensation	(81.2)	—
NOL not utilized	(123.4)	(27.9)
Other-net	3.7	—

Effective tax rate	(186.8)%	6.1%

15. Segment and geographic information
          OCZ operates in a single industry segment and has three product groups comprised of memory processing,

power supplies, and flash memory storage.
          The following table sets forth the revenues for each of OCZ’s product groups for the years ended February 29, 2008 and December 31, 2006:

	Fiscal Year	Fiscal Year
	ended	ended
	February 29,	December 31,
	2008	2006
	($)	($)
Memory processing	95,290	57,610
Power supplies	16,770	5,420
Flash memory storage	6,292	4,742

Total	118,352	67,772

          As a result of the October 2007 acquisition of Silicon Data Inc., doing business as Hypersonic PC Systems, computer systems may in the future represent a fourth category but the results were immaterial during the period ended February 29, 2008 and are therefore included within “Memory processing” above.
          OCZ’s revenues by major geographic area (based on destination) were as follows:

	Fiscal Year	Fiscal Year
	ended	ended
	February 29,	December 31,
	2008	2006
	($)	($)
United States	44,030	31,000
Canada	11,260	10,800
Europe/Middle East/Africa	57,500	22,900
Rest of World	5,562	3,072

	C.

Total	118,352	67,772

          During the fiscal year ended February 29, 2008, sales to one customer represented 12% of net revenues (2006: 20%) and sales to another customer represented 8% of net revenues (2006: 8%).
          OCZ’s foreign operations consist of those of its subsidiary, OCZ Canada in Ontario, Canada. The following table summarises the net revenues, net income/ (loss) and long-lived assets of OCZ’s US and Canadian operations:

	Fiscal Year	Fiscal Year
	ended	ended
	February 29,	December 31,
	2008	2006
	($)	($)
Net revenues
OCZ Canada	8,677	8,948
OCZ US	109,675	58,824

	118,352	67,772

Net income/(loss)
OCZ Canada	85	(54)

	Fiscal Year	Fiscal Year
	ended	ended
	February 29,	December 31,
	2008	2006
	($)	($)
OCZ US	1,231	(1,785)

	1,317	(1,839)

Long-lived assets
OCZ Canada	11	13
OCZ US	1,739	854

	1,750	867

16. Unaudited pro forma financial information:
          In order to provide additional information related to the change in fiscal year end, an unaudited proforma income statement has been included in the note below which, shows OCZ’s financial performance for the 2 months ended February 28, 2007.

2 months ended
February 28, 2007
(Unaudited)
(in thousands)
Revenue
Sales — net	$16,335
Cost of sales	13,153

Gross profit	3,182

Expenses
Sales and marketing	1,136
General, administrative and operations	1,121
Research and development	202

Total operating expenses	2,550

Operating profits/(loss)	632

Other income/(expense)
Other income — net	(5)
Interest and financing costs	(51)

(56)

Profit/(Loss) before tax	576
Tax benefit/(expense)	(196)

Retained profit/(loss)	$380

Consolidated Balance Sheet

As at
February 28,
2007
(in thousands)
Assets
Current assets
Cash and cash equivalents	$390
Accounts receivable, net	13,053
Inventory	4,277
Deferred tax asset, net	120
Prepaid expenses and other assets	944

Total current assets	18,784

Property and equipment, net	862

Other assets
Goodwill and acquisition intangible assets	165
Deposits and other assets	109

274

Total assets	19,920

Liabilities and stockholders’ equity
Current liabilities
Bank loan payable	3030
Accounts payable	5,398
Accrued taxes	410
Accrued wages and payroll taxes	208
Accrued expense	1,435
Accrued warranties	50
Deferred revenue	20

Total current liabilities	10,551

Stockholders’ equity
Common stock	44
Additional paid in capital	11,102
Retained deficit	(1,642)
Cumulative translation adjustment	(135)

Total stockholders’ equity	9,369

Total liabilities and stockholders’ equity	$19,920

Item 14 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
          None.
Item 15. Financial Statements and Exhibits.
(a) List of financial statements filed as part of this Form 10.

Page
Independent Auditor’s Report	55

Consolidated Financial Statements for the 12 months ended February 29, 2008 and December 31, 2006	56

Consolidated Income Statement	56

Consolidated Balance Sheet	57

Consolidated Statements of Cash Flow	58

Consolidated Statements of Stockholders’ Equity	60

Notes to Consolidated Financial Statements	61

Consolidated Financial Statements for the 9 months ended November 30, 2007 and November 30, 2008	55

Consolidated Income Statement	56

Consolidated Balance Sheet	57

Consolidated Statements of Cash Flow	58

Consolidated Statements of Stockholders’ Equity	60

Consolidated Balance Sheet as at February 28, 2007	76

(b) Exhibits. The following documents are filed as exhibits to this Form 10:

Exhibit
Number	Exhibit

2.1	Agreement and Plan of Merger of OCZ Technology Group, Inc., an Indiana corporation, with and into OCZ Technology Group, Inc., a Delaware corporation dated December 17, 2004

2.2	Asset Purchase Agreement by and among OCZ Technology Group, Inc., PC Power and Cooling, Inc. and Douglas Dodson dated May 25, 2007

3.1	Third Amended and Restated Certificate of Incorporation as filed with the Delaware Secretary of State on April 14, 2009.

3.2	Fourth Amended and Restated Bylaws

4.1	Specimen common stock certificate of OCZ Technology Group, Inc.

10.1	OCZ Technology Group, Inc. 2004 Stock Incentive Plan

10.2	Executive Employment Agreement by and between OCZ Technology Group, Inc. and Ryan Petersen dated April 4, 2006

10.3	Executive Employment Agreement by and between OCZ Technology Group, Inc. and Arthur Knapp dated April 4, 2006

10.4	Executive Employment Agreement by and between OCZ Technology Group, Inc. and Alex Mei dated April 4, 2006

10.5	Executive Employment Agreement by and between OCZ Technology Group, Inc. and Kerry Smith dated December 17, 2008

10.6	Offer Letter memorializing the terms of Mr. George Kynoch’s services as a non-executive director dated June 13, 2006

10.7	Offer Letter memorializing the terms of Mr. Quentin Colin Maxwell Solt’s services as a non-executive director dated June 13, 2006

10.8	Sub-Sublease between Oracle USA, Inc. and OCZ Technology Group, Inc. dated January 30, 2009 for the property located in San Jose, California, USA

10.9	Lease by and between Buckgolf Inc., & Greengolf Inc. and OCZ Technology Group, Inc. dated April 21, 2005 for the property located in Markham, Ontario, Canada

10.10	English translation of lease by and between Vrodest Delft C.V. and OCZ Technology Group, Inc. dated August 7, 2005 for the property located in Delft, The Netherlands

10.11	English summary of lease for the property located in Taipei County, Taiwan

10.12	English summary of lease for the property located in Lujhu Township, Taiwan

10.13	Form of Indemnification Agreement for Directors and Officers of OCZ Technology Group, Inc.

10.14	Loan and Security Agreement by and between Silicon Valley Bank and OCZ Technology Group, Inc. dated November 20, 2007, as amended to date

21	Subsidiaries of OCZ Technology Group, Inc.

SIGNATURES
          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

OCZ Technology Group, Inc.
By:	/s/ RYAN PETERSEN
Ryan Petersen
President and Chief Executive Officer

Dated: April 21, 2009

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

2.1	Agreement and Plan of Merger of OCZ Technology Group, Inc., an Indiana corporation, with and into OCZ Technology Group, Inc., a Delaware corporation dated December 17, 2004

2.2	Asset Purchase Agreement by and among OCZ Technology Group, Inc., PC Power and Cooling, Inc. and Douglas Dodson dated May 25, 2007

3.1	Third Amended and Restated Certificate of Incorporation as filed with the Delaware Secretary of State on April 14, 2009.

3.2	Fourth Amended and Restated Bylaws

4.1	Specimen common stock certificate of OCZ Technology Group, Inc.

10.1	OCZ Technology Group, Inc. 2004 Stock Incentive Plan

10.2	Executive Employment Agreement by and between OCZ Technology Group, Inc. and Ryan Petersen dated April 4, 2006

10.3	Executive Employment Agreement by and between OCZ Technology Group, Inc. and Arthur Knapp dated April 4, 2006

10.4	Executive Employment Agreement by and between OCZ Technology Group, Inc. and Alex Mei dated April 4, 2006

10.5	Executive Employment Agreement by and between OCZ Technology Group, Inc. and Kerry Smith dated December 17, 2008

10.6	Offer Letter memorializing the terms of Mr. George Kynoch’s services as a non-executive director dated June 13, 2006

10.7	Offer Letter memorializing the terms of Mr. Quentin Colin Maxwell Solt’s services as a non-executive director dated June 13, 2006

10.8	Sub-Sublease between Oracle USA, Inc. and OCZ Technology Group, Inc. dated January 30, 2009 for the property located in San Jose, California, USA

10.9	Lease by and between Buckgolf Inc., & Greengolf Inc. and OCZ Technology Group, Inc. dated April 21, 2005 for the property located in Markham, Ontario, Canada

10.10	English translation of lease by and between Vrodest Delft C.V. and OCZ Technology Group, Inc. dated August 7, 2005 for the property located in Delft, The Netherlands

10.11	English summary of lease for the property located in Taipei County, Taiwan

10.12	English summary of lease for the property located in Lujhu Township, Taiwan

10.13	Form of Indemnification Agreement for Directors and Officers of OCZ Technology Group, Inc.

10.14	Loan and Security Agreement by and between Silicon Valley Bank and OCZ Technology Group, Inc. dated November 20, 2007, as amended to date

21	Subsidiaries of OCZ Technology Group, Inc.